Exhibit 1.3

SIERRA WIRELESS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Fiscal Year Ended December 31, 2019

DATED March 10, 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the years ended December 31, 2019, 2018 and 2017 and up to and including March 10, 2020.  This MD&A should be read together with our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2019 (“the consolidated financial statements”).  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP” or "GAAP").  Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read “Cautionary Note Regarding Forward-Looking Statements” in this MD&A and should not place undue reliance on any such forward-looking statements.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP.  Management believes that these non-GAAP financial measures provide useful information to investors regarding our results of operations as they provide additional measures of our performance and assist in comparisons from one period to another.  These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures”.

In this MD&A, unless the context otherwise requires, references to "the Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.

Additional information about our company, including our most recent consolidated financial statements and our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-looking Statements

This MD&A contain certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to our 2019 corporate update; financial guidance for our fiscal year 2020; expectations regarding the Company's cost savings initiatives; expectations regarding expected earnings of the M2M Group and ability to expand our market presence in Australia and Southern Asia; the potential impact of the coronavirus on customer demand, our supply chain, manufacturing capacity and our ability to meet customer demand; our business outlook for the short and long term; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; general economic conditions; estimates of our expenses, future revenues, non-GAAP earnings per share and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of Internet of Things ("IoT") solutions; expectations regarding trends in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; our ability to implement effective control procedures; and expectations regarding the launch of fifth generation cellular embedded modules. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "outlook", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof, or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance. They represent our current views and may change significantly. Forward-looking statements are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	expected component supply constraints and manufacturing capacity;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	our ability to effect and to realize the anticipated benefits of our business transformation initiatives, and the timing thereof;

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	expected macro-economic business conditions;

•	expected cost of sales;

•	our ability to win new business;

•	our ability to integrate acquired businesses and realize expected benefits;

•	our ability to renew or obtain credit facilities when required;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks;

•	expected tax and foreign exchange rates; and

•	our ability to recruit a new Chief Financial Officer.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in our forward-looking statements, including, without limitation:

•	competition from new or established competitors or from those with greater resources;

•
natural catastrophes or public health epidemics could impact customer demand, result in production disruption and impact our ability to meet customer demand or capacity to continue critical operations;

•	the loss of, or significant demand fluctuations from, any of our significant customers;

•	our financial results being subject to fluctuation;

•	our business transformation initiatives may result in disruptions to our business and may not achieve the anticipated benefits;

•	our ability to respond to changing technology, industry standards and customer requirements;

•
failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;

•	deterioration in macro-economic conditions could adversely affect our operating results and financial conditions;

•	our ability to attract or retain key personnel and the impact of organizational change on our business;

•	cyber-attacks or other breaches of our information technology security;

•	risks related to the transmission, use and disclosure of user data and personal information;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;

•	risks that the acquisition of M2M Group (as defined below) or our investments and partnerships may fail to realize the expected benefits;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	our reliance on single source suppliers for certain components used in our products;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on mobile network operators to promote and offer acceptable wireless data services;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks inherent in foreign jurisdictions; and

•	risks related to tariffs or other trade restrictions.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to below under "Risks and Uncertainties" and those referred to in our other regulatory filings with the U.S. Securities and Exchange Commission (the "SEC") in the United States and the provincial securities commissions in Canada.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

OVERVIEW

Business Overview
Sierra Wireless is an Internet of Things ("IoT") pioneer that empowers businesses and industries to transform and thrive in the connected economy.
We provide integrated Device-to-Cloud IoT solutions that are comprised of our recurring connectivity services, our IoT cloud platform, and our embedded cellular modules and gateways. Enterprises, industrial companies and Original Equipment Manufacturers ("OEMs") worldwide rely on our expertise to deliver fully-integrated IoT solutions to reduce complexity, gather intelligent edge data and enable connected IoT products and services.
To accelerate our transformation to a fully-integrated Device-to-Cloud IoT solutions company, we launched certain strategic and organizational structure changes in late 2018.  Since then, we have designed and commenced implementation of a variety of cost reduction initiatives broadly across the Company, including moving certain positions to lower cost geographies, outsourcing a variety of finance, human resources, IT and operations functions, exiting numerous facilities, as well as the renegotiation of certain supplier contracts. Organizationally, we have combined three development teams into a single research and development ("R&D") entity to improve efficiency. Similarly, we have combined product management into one centralized team. We also re-organized our Go-To-Market team with a strong focus on leveraging our IoT device leadership position to focus on Device-to-Cloud IoT solutions and driving recurring revenue. In conjunction with this cost reduction and organizational activity, we have also made investments in people, products, processes and systems designed to underpin and accelerate our transformation to a IoT solutions company.

Based on the organizational changes we made in the first quarter of fiscal 2019, our segments have changed from those reported at December 31, 2018, when we previously reported three segments. Our new organizational structure clearly delineates our Device-to-Cloud IoT solutions activities and we now have two reportable segments effective the first quarter of 2019: (i) the IoT Solutions segment and (ii) the Embedded Broadband segment. We have adjusted our comparative information to align with this new segmentation.

IoT Solutions
Our IoT Solutions segment is focused on integrated end-to-end IoT solutions that include recurring connectivity services, cloud management software, and cellular modules and gateways targeted primarily at enterprises and OEMs in the IoT space. Our primary focus is on three key markets: (i) Industrial Edge for manufacturing asset monitoring; (ii) Mobile Edge for mobile asset tracking; and (iii) Infrastructure Edge for commercial infrastructure and building monitoring. We believe the IoT opportunities we are focusing on have a high potential to generate recurring services to the customer along with our cloud platform, devices and management tools. This segment is comprised of our former IoT Services and Enterprise Solutions segments, as well as a portion of our former OEM Solutions segment.
In this segment, we provide Device-to-Cloud IoT solutions that include: (i) our global cellular connectivity services, which are subscription-based and include our flexible Smart SIM and core network platforms; (ii) our cloud platform services, which provide a secure and scalable cloud platform for deploying and managing IoT subscriptions, over-the-air updates, devices and applications; and (iii) our managed broadband cellular services, which include a combination of hardware, managed high speed connectivity and cloud services. We also provide unified data orchestration to provide enhanced data management from the edge of the network to the cloud. This service, which is called Octave, securely integrates edge device, network and cloud application programming interfaces into a single platform.
Our embedded devices in this reporting segment are comprised of IoT embedded cellular wireless modules that include Low Power Wide Area technologies ("LPWA"), second generation ("2G"), third generation ("3G"), and fourth generation ("4G") Long-Term Evolution ("LTE") products. We are currently working on the development of fifth generation ("5G") cellular embedded modules for anticipated launch in 2020. We also provide 3G and 4G cellular gateways and routers that are complemented by cloud-based services and on-premise software for secure device and network management.
Our gateway solutions address a broad range of vertical market applications within the mobility, industrial and enterprise market segments. Our AirLink gateways and routers have strong brand recognition with network operators, distributors, value added resellers and end customers. Our products are known for their high reliability and technical capability in mission-critical applications. These gateways and routers leverage our expertise in wireless technologies and offer the latest capabilities in LTE networking, including FirstNet solutions as well as Wi-Fi, Bluetooth and Global Navigation Satellite System ("GNSS") technologies. We also provide our customers with AirLink Management Services through our IoT platform and have introduced new advanced reporting and analytics to our portfolio.
Embedded Broadband
Our Embedded Broadband segment is comprised of our high-speed cellular embedded modules that are typically used in non-industrial applications, namely Automobile, Mobile Computing and Enterprise Networking markets. The products in this segment are typically high-speed 4G LTE and LTE-Advanced cellular modules that are ordered in larger volumes. In this segment, we have limited opportunities to provide connectivity services or fully-integrated IoT solutions to the OEM customer. We have a strong customer base in the Embedded Broadband business that is expected to transition over time from 4G LTE to 5G cellular technology.

As a leading embedded module vendor, we make it simple for our customers to embed high-speed cellular technologies and manage these devices through our IoT cloud platform. The design cycles in this business segment can range from two to three years in the Automotive market to 12 to 18 months in the Mobile Computing market. We are currently working on a number of potential 5G design opportunities with existing customers and new customers. Our portfolio also includes cloud-based remote device and data management capability, as well as support for our embedded application framework called Legato, which is an open source, Linux-based platform.

Additionally, we continue to seek opportunities to partner, acquire or invest in businesses, products and technologies that will help us drive our growth strategy forward and expand our position in the IoT market.

Our Mission, Vision and Values

Our mission is to be the preferred IoT solutions provider for leading brands, combining devices, software and services to accelerate digital transformation and our vision is to enable the connected world with intelligent wireless solutions and enable businesses to reimagine their future in the connected world.
Our core values are:

•	Innovation: We develop intelligent IoT solutions based on superior technology that provides value to our customers.

•	Execution: We deliver on our commitments together as a team, and focus on quality and excellence in everything we do.

•	Trust: We are responsive and collaborative with our customers to help them grow their businesses.

Our Strategy

The global IoT market is growing significantly and new IoT applications are helping people and organizations to lower operating costs and generate new revenue streams by providing new or evolved value-added services to their customers. An integral factor in the growth of IoT applications is cellular connectivity, which enables the transmission of data from connected devices (things) at the edge, through advanced mobile networks to cloud services such as advanced analytics and enterprise applications. Cellular connectivity supports applications such as the connected car, connected industrial assets, smart buildings and cities, and the smart electrical grid, to name just a few. Adoption of IoT solutions is driven by a number of factors, including lower wireless connectivity costs, higher wireless connection speeds, new wireless technologies designed specifically for the IoT, lower computational and data storage costs, new tools to simplify application development and higher levels of focus on data analytics, artificial intelligence and machine learning.

We believe these factors will continue to create attractive growth opportunities for the Company going forward. We are widely recognized as an innovation leader in the IoT sector.  We are also a leading provider of gateway and router solutions for industrial, enterprise and mobile applications.

We are seeking to leverage our strong position in cellular embedded modules and gateways to grow and enhance our IoT connectivity and services business and accordingly, our corporate strategy is to drive growth and value creation by:

•	Solidifying our leadership position in IoT devices;

•	Accelerating our IoT connectivity and cloud businesses by growing subscription-based recurring revenue globally; and

•	Leveraging our leading position in IoT devices to build and scale our Device-to-Cloud solutions business.

In 2019, we continued to deliver on our corporate strategy by:

•	Continuing to deploy our first embedded cellular modules for the Low Power Wide Area ("LPWA') market;

•	Deploying our Smart SIM technology to enable the delivery of highly differentiated connectivity services;

•	Launching our Octave all-in-one, edge-to-cloud data orchestration solution for connecting IoT industrial assets;

•	Launching our Ready-To-Connect technology that equips our wireless cellular modules with out-of-the-box connectivity;

•	Securing new recurring revenue wins with Industrial and Enterprise customers primarily in Europe and North America;

•	Increasing our total number of IoT connected devices, including our cloud management platform;

•	Completing significant restructuring activities in the first year of a two-year restructuring program;

•	Combining our R&D function into a centralized group and re-organizing our Go To Market group into a single organization;

•	Securing new ecosystem partners, including a preferred partnership with Microsoft Azure to collaborate on IoT solutions; and

•	Continuing to invest in leading edge embedded modules, gateways and routers, including cellular embedded 5G technology.

Annual Overview — Financial Highlights

Our 2019 revenue was $713.5 million compared to $793.6 million in 2018, a decrease of 10.1%. The decrease in revenue was driven by lower revenues from our Embedded Broadband segment, which experienced weaker demand from mobile computing and networking customers as we complete certain programs with these customers, partially offset by higher automotive revenue. IoT Solutions segment revenue improved as a result of stronger sales of Enterprise gateway products, as well as growth in recurring and other services revenue, partially offset by lower revenue from Integrated IoT solutions modules.
Product revenue was $614.4 million in 2019 and $699.2 million in 2018, representing a year-over-year decrease of 12.1%. Recurring and other services revenue was $99.1 million in 2019 and $94.4 million in 2018, representing a year-over-year increase of 5.0%. Recurring and other services revenue represented 13.9% of our total revenue in 2019, compared to 11.9% in 2018.
Gross margin was 30.8% in 2019 compared to 33.3% in 2018. The decrease was primarily due to unfavorable product and customer mix in our Embedded Broadband segment, which resulted in lower sales of higher margin mobile computing and networking embedded modules and greater sales of lower margin automotive embedded modules. Our automotive embedded module gross margins were also negatively affected by certain warranty and inventory provisions expensed during 2019. Gross margin percentage of 37.1% in our IoT Solutions segment in 2019 was consistent with 2018.
Net loss was $70.5 million in 2019 compared to $24.6 million in 2018. The increase in net loss of $45.9 million was primarily attributable to lower revenue and gross margin, higher restructuring expense, higher income tax expense, partially offset by lower administration and R&D expense due to various cost initiatives, as well as lower acquisition-related and integration expense.
Foreign exchange rate changes impact our foreign currency denominated revenue and operating expenses. We estimate that changes in foreign exchange rates in 2019 negatively impacted our gross margin by $0.9 million and positively impacted our operating expenses by $3.7 million, resulting in a net positive impact on operating income of approximately $2.8 million.

On April 30, 2019, we announced two initiatives related to the acceleration of our transformation to a Device-to Cloud IoT solutions company:

1) Consolidation of engineering resources and the transfer of certain functions to lower cost locations resulting in a significant reduction in our engineering team in Issy-Les-Moulineaux, outside of Paris, France. Following a detailed process, the majority of employees impacted by this program have been notified. The program was substantially completed by the end of 2019. Our sales and customer support capability in Issy-Les-Moulineaux will remain unchanged and our teams in Toulouse and Sophia Antipolis will continue to provide key technical capability for our cloud and services offerings; and
2) Outsourcing of a select group of general and administrative transaction-based activities to a global outsourcing partner. Transition activities commenced in the third quarter of 2019 and we expect the activities to be fully transitioned by mid-2020.
These two initiatives have impacted approximately 128 positions, of which 97 positions were in France. In 2019, we recorded $18.6 million in severance and $7.9 million in transitional costs relating to these two initiatives.
GAAP

•	Revenue was $713.5 million compared to $793.6 million in 2018.

•	Gross margin was 30.8% compared to 33.3% in 2018.

•	Loss from operations was $58.0 million compared to $18.3 million in 2018.

•	Net loss was $70.5 million, or $1.95 per diluted share compared to $24.6 million, or $0.68 per diluted share, in 2018.

•	Cash and cash equivalents were $75.5 million at the end of 2019 compared to $89.1 million in December 31, 2018.
Non-GAAP(1)

•	Gross margin was 30.9% compared to 33.4% in 2018.

•	Operating expenses were $217.7 million compared to $229.7 million in 2018.

•	Earnings from operations were $2.4 million compared to $35.3 million in 2018.

•	Adjusted EBITDA was $21.1 million compared to $55.9 million in 2018.

•	Net Loss was $0.3 million, or $0.01 per diluted share, compared to net earnings of $32.4 million or $0.90 per diluted share, in 2018.

(1)Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains and losses on forward contracts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details and reconciliations to the applicable U.S. GAAP financial measures.

We adopted the new accounting standard for revenue recognition effective January 1, 2018. Our 2017 financial results reflect the adoption of this new standard and prior periods have been adjusted accordingly. See Note 3 of our audited annual consolidated financial statements for the year ended December 31, 2018 for more details.

We adopted the new accounting standard for lease accounting effective January 1, 2019. See "Impact of Accounting Pronouncements Affecting Current Periods" and Note 2 and 19 of our audited annual consolidated financial statements for the year ended December 31, 2019 for more details.

Acquisition of M2M Group
On January 7, 2020, we completed the acquisition of M2M group of companies ("M2M Group") in Australia. Total cash consideration paid to the shareholders of M2M Group was $19.6 million for 100% of the equity plus approximately $1.4 million for the retirement of certain obligations, subject to normal working capital adjustments. The M2M Group is focused on IoT connectivity services and cellular devices in Australia, and the acquisition expands the Company's IoT Solutions business in the Asia-Pacific region. We believe that the business is an excellent strategic fit with our IoT Solutions business with slightly more than half of the M2M Group’s revenue comprised of subscription-based recurring revenue, and representing a segment of the business that has been growing rapidly over the last several years. The M2M Group’s revenue in the last twelve months was US$17.9 million, of which $9.2 million was recurring subscription-based revenue. We expect the acquisition to be accretive to earnings immediately following closing. We believe the M2M Group has a solid platform for us to increase our IoT services and solutions in Australia and Southeast Asia.

The Company has not disclosed its purchase price allocation as it has not had sufficient time between the acquisition date and the date these financial statements were issued to obtain and review information regarding the completeness and measurement of the identifiable assets acquired and liabilities assumed.

Select Annual Consolidated Financial Highlights

Revenue ($ millions)

800.0
700.0
600.0
500.0
400.0
300.0

	2017 As adjusted	2018	2019
Revenue	690.7	793.6	713.5

Gross margin (%)

34.0%
33.0%
32.0%
31.0%
30.0%
29.0%

	2017 As adjusted	2018	2019
GAAP	33.9%	33.3%	30.8%
NON-GAAP(1)	34.0%	33.4%	30.9%

Earnings (loss) from operations ($ millions)

35.0
15.0
(5.0)
(25.0)
(45.0)
(65.0)

	2017 As adjusted	2018	2019
GAAP	0.1	(18.3)	(58.0)
NON-GAAP(1)	39.6	35.3	2.4

Net earnings (loss) ($ millions)

40.0
20.0
-
(20.0)
(40.0)
(60.0)
(80.0)

	2017 As adjusted	2018	2019
GAAP	4.5	(24.6)	(70.5)
NON-GAAP(1)	34.5	32.4	(0.3)

Adjusted EBITDA ($ millions)

60.0
50.0
40.0
30.0
20.0
10.0
0.0

	2017 As adjusted	2018	2019
Adjusted EBITDA(1)	54.7	55.9	21.1

Free Cash Flow ($ millions)

30.0
20.0
10.0
-
(10.0)
(20.0)

	2017 As adjusted	2018	2019
Free Cash Flow(1)	(16.7)	26.1	(13.4)

(1)Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details and reconciliations to the applicable U.S. GAAP financial measures.

Selected Annual Consolidated Financial information:

(In thousands of U.S. dollars, except where otherwise stated)	2019	2018	2017 As adjusted
Statement of Operations data:
Revenue	$713,513	$793,602	$690,727

Gross Margin
- GAAP	$219,990	$264,571	$234,239
- Non-GAAP (1)	220,153	265,025	234,723

Gross Margin %
- GAAP	30.8%	33.3%	33.9%
- Non-GAAP (1)	30.9%	33.4%	34.0%

Earnings (loss) from operations
- GAAP	$(58,021)	$(18,275)	$100
- Non-GAAP (1)	2,414	35,306	39,636

Adjusted EBITDA	$21,077	$55,881	$54,653

Net earnings (loss)
- GAAP	$(70,538)	$(24,610)	$4,518
- Non-GAAP (1)	(305)	32,427	34,519

Revenue by Segment:
IoT Solutions	$377,808	$373,937	$303,057
Embedded Broadband	335,705	419,665	387,670

Revenue by Type:
Product	$614,384	$699,158	$645,402
Recurring and other services	99,129	94,444	45,325

Share and per share data:
Diluted earnings (loss) per share (in dollars)
- GAAP	$(1.95)	$(0.68)	$0.14
- Non-GAAP (1)	$(0.01)	$0.90	$1.05

Common shares (in thousands)
At period-end	36,233	36,067	35,862
Weighted average - basic	36,166	36,019	32,356
Weighted average - diluted	36,166	36,019	32,893

Balance sheet data (end of period):
Cash and cash equivalents	$75,454	$89,076	$65,003
Total assets	639,340	683,916	694,644
Total long-term obligations	43,774	43,250	36,637

(1)Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details and reconciliations to the applicable U.S. GAAP financial measures.

See discussion under “Consolidated Annual Results of Operations” for factors that have caused period to period variations.

Key highlights for the year ended December 31, 2019:

Corporate

•
We continued with our cost reduction initiatives we announced in late 2018 and commenced various initiatives in 2019, including consolidation of engineering resources, the transfer of certain functions to lower cost locations and outsourcing of a select group of business processes in finance, IT and human resources. In addition, we continued to work on purchasing initiatives and have renegotiated certain supplier agreements with contract manufacturers in an effort to better manage our costs.

•
Mr. Jim Ryan was appointed Senior Vice President, Strategic Partner Growth, focusing on acquiring, aligning and maximizing the impact of our strategic partnerships in the Cloud, Analytics and System Integrator ecosystem. Mr. Ryan has more than 20 years of senior leadership experience in global telecoms and early stage IoT environments, including Zipit Wireless and AT&T and Sprint in the United States and O2 in Europe.

•
Ms. Lori O'Neill was appointed to the Company's Board of Directors. Ms. O'Neill is an experienced independent corporate director, financial executive and advisor to growth-oriented companies. She started her career with Deloitte & Touche LLP in 1988 and served as Audit Partner from 1996 to 2012. She is a board member for Constellation Software, as well as a board member and chair of the Audit Committee for the Ontario Lottery and Gaming Corporation, Hydro Ottawa and the University of Ottawa Heart Institute. Ms. O'Neill also serves as chair of the Board of Governors for Ashbury College. She graduated from Carleton University with a Bachelor of Commerce (Highest Honors).

•
Mr. David McLennan has decided to retire from his position as Chief Financial Officer after 16 years of dedicated service. By providing a lengthy notice period, Mr. McLennan will be assisting the Company's transition to a new Chief Financial Officer. The Company has engaged a global executive search firm and a formal process has commenced to recruit a replacement. The Company expects to complete the transition by the middle of 2020.

•	The Company has completed the previously announced acquisition of the M2M Group in Australia. See "Annual Overview" for details.

IoT Solutions

•
In early 2019, we announced mass production of our award-winning Ready-to-Connect solutions. Ready-to-Connect delivers all the key elements needed for an IoT application - cellular module, integrated SIM that's pre-connected to global mobile networks and IoT platform for device and subscription management and simplified operations - in one integrated bundle.

•
MANN + HUMMEL, a leading global expert for filtration solutions, selected our Smart SIMs and AirVantage® IoT Platform to connect and mange global deployments of Senzit, MANN + HUMMEL's new predictive maintenance platform developed to increase uptime for industrial and agricultural fleets.

•
Unimar, a worldwide supplier of tower and obstruction lighting products, has selected our device-to-cloud solution, including AirLink® RV50 industrial LTE gateways and SIMs, configured and managed over the air using the AirVantage® IoT Platform, to connect and manage critical lighting and control systems along flight paths.

•
Together with Duke Energy and Open Energy Solutions, we have developed a next-generation intelligent edge platform to run more complex, centrally managed and containerized edge applications to enable more resilient, efficient and secure smart grids.

•
Nimb selected our Ready-to-Connect cellular modules for its smart safety ring, designed to alert emergency contacts with a press of a hidden panic button, to develop a fully autonomous safety system that does not need to be paired with another mobile device.

•
Annexia International Inc., an expert in ultra-low-power asset devices, selected our Smart IoT Connectivity for global deployment of its NStarTM asset tracking and management solution to turn traditional equipment into connected, data-rich transportation assets that generate additional revenue for their customers, as well as deploy their solutions globally without having to manage multiple carrier agreements.

•
AirLink® Complete is a new comprehensive management and support service that delivers a best-in-class experience by combining cloud-based management, security monitoring, 24/7 technical support and extended warranty. Every purchase of eligible AirLink routers and gateways will now include one complimentary year of AirLink Complete.

•	NurtureWatch selected our IoT connectivity solution to enable tracking and communication for its NurtureWatch, a wearable device that helps elderly people stay safe, healthy and independent.

•
Stone Technologies, a supplier of intelligent monitoring solutions, chose our Uplink remote monitoring solution and connectivity services to expand its traditional monitoring business with a managed service for industrial monitoring.

•
We commenced a strategic collaboration with Microsoft to develop one of the industry's first full-stack IoT solutions. We believe our new Octave edge data orchestration solution integrated with Microsoft Azure IoT Central will simplify and accelerate time-to-value for enterprise IoT projects.

•
We announced general availability of our Octave all-in-one edge-to-cloud solution for connecting industrial assets to the cloud. Octave integrates edge devices, network, and interfaces to all major cloud service providers into an all-in-one solution that securely extracts, orchestrates and acts on data from remote assets at the edge to the cloud. Octave will help industrial companies accelerate IoT development, de-risk their IoT deployments and free them to focus on their IoT data rather than the infrastructure.

•
We released our Omnilink OM500 ankle bracelet, an advanced offender monitoring solution with LTE connectivity and voice commands that enables law enforcement agencies to better manage pre-trial detainees, individuals under house arrest, probationers and parolees.

•
Our smart IoT connectivity solution is enabling global communications for France Televisions, the main public broadcaster in France, ensuring global connectivity for its broadcast journalists around the world. Sierra's smart IoT connectivity solution automatically connects to the best available 2G, 3G, or LTE network in a given region, without the need for installing a local SIM card and configuring the equipment.

•
We launched our AirLink Managed Network Service with embedded FirstNet connectivity. This bundled solution will help public safety agencies of all sizes take advantage of the benefits and capabilities enabled by FirstNet-connected solutions.

•
Our AirLink® MG90 High Performance Multi-Network Vehicle Router is now certified and approved for use on the UK's Emergency Services Network, a dedicated network for emergency services that provides secure and resilient mobile broadband data for routine and mission-critical emergency services use and is expected to be the future platform for communications in the emergency services.

•	We announced our Ready-to-Connect RC Series of embedded modules to simplify IoT development, reduce costs and accelerate time to market. The RC Series modules deliver all of the key elements needed for an IoT application - cellular module, integrated SIM that's pre-connected to global mobile networks, IoT management platform and end-to-end security - in one integrated bundle.

Embedded Broadband:

•
We unveiled the industry's first 5G mechanical module sample at Mobile World Congress 2019. Based on the M.2 form factor, the connectorized AirPrime module will enable OEMs and system integrators requiring the highest possible speeds to deploy 5G on their mobile computing, networking and IoT platforms worldwide.

•
We expanded our portfolio of mobile broadband embedded modules for mobile computing, routers, gateways, industrial automation, and new IoT applications, such as robotics, drones and private networks. Sierra's first-to-market 5G EM919x and 4G LTE Cat-20 EM769x embedded modules are sampling to OEMs and system integrators requiring secure connectivity and the highest possible speeds to deploy cellular on their mobile computing, networking and IoT platforms worldwide.

Outlook

In 2020, we expect annual revenue to be between $690 million to $710 million and Adjusted EBITDA to be between $10 million and $15 million. On a reporting segment basis, our expectation is that IoT Solutions revenue will grow 7% to 10% year-over-year and Embedded Broadband revenue will decline by 12% to 15% year-over-year. See "Non-GAAP Financial Measures".

This non-GAAP guidance constitutes "forward-looking statements" within the meaning of applicable securities laws and reflects current business indicators and expectations. These statements are based on management's current beliefs and assumptions, which could prove to be significantly incorrect. Forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown risks and uncertainties that could cause actual events or results to differ significantly from those expressed or implied by our forward-looking statements, including those described under "Cautionary Note Regarding Forward-Looking Statements" and "Risks and Uncertainties".

We believe that the market for wireless IoT solutions has strong long-term growth prospects. We anticipate strong long-term growth in the number of devices being wirelessly connected, driven by key enablers, such as lower wireless connectivity costs, faster wireless connection speeds, new wireless technologies designed specifically for the IoT, new devices and tools to simplify the development of IoT applications, and increased focus and investment from large ecosystem players. More importantly, we see emerging customer demand in many of our target verticals driven by increasing recognition of the value created by deploying IoT solutions, such as new revenue streams and cost efficiencies.

Key factors that we expect will affect our results in the near term are:

•	our ability to manage component supply issues when they arise;

•	manufacturing capacity at our various manufacturing sites;

•	our ability to achieve the anticipated benefits of our business transformation initiatives;

•	the strength of our competitive position in the market;

•	the timely ramp up of sales of our new products recently launched or currently under development;

•	contributions to our operating results from our acquisitions;

•	the level of success our customers achieve with sales of connected solutions;

•	fluctuations in customer demand and inventory levels, particularly large customers;

•	general economic conditions in the markets we serve;

•	our ability to successfully integrate M2M Group and realize the anticipated benefits of the acquisition

•	our ability to attract and retain effective channel partners;

•	the timely launch and ramp up of new customer programs;

•	our ability to secure future design wins with both existing and new customers;

•	the end-of-life of existing customer programs;

•	our ability to manage component and product quality compliance;

•	fluctuations in foreign exchange rates;

•	tariffs and other trade restrictions; and

•	seasonality in demand.

We expect that product and price competition from other wireless device manufacturers and solution providers will continue to play a role in the IoT market. As a result of these factors, we may continue to experience volatility in our results on a quarter-to-quarter basis. For example, our gross margin percentage may fluctuate from quarter-to-quarter depending on product and customer mix, average selling prices and product costs.

See "Cautionary Note Regarding Forward-Looking Statements" and "Risks and Uncertainties".

CONSOLIDATED ANNUAL RESULTS OF OPERATIONS

(In thousands of U.S. dollars, except where otherwise stated)	2019		2018		2017 As adjusted
	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenue
IoT Solutions	377,808	53.0%	373,937	47.1%	303,057	43.9%
Embedded Broadband	335,705	47.0%	419,665	52.9%	387,670	56.1%
	713,513	100.0%	793,602	100.0%	690,727	100.0%
Cost of sales
IoT Solutions	237,650	33.3%	234,335	29.5%	195,815	28.3%
Embedded Broadband	255,873	35.9%	294,696	37.1%	260,673	37.7%
	493,523	69.2%	529,031	66.7%	456,488	66.1%
Gross margin	219,990	30.8%	264,571	33.3%	234,239	33.9%

Expenses
Sales and marketing	92,093	12.9%	88,587	11.2%	75,135	10.9%
Research and development	86,473	12.1%	93,707	11.8%	82,653	12.0%
Administration	48,827	6.8%	61,582	7.8%	42,904	6.2%
Restructuring	28,160	3.9%	7,115	0.9%	1,076	0.2%
Acquisition-related and integration	974	0.1%	3,962	0.5%	8,195	1.2%
Impairment	877	0.1%	—	—%	3,668	0.5%
Loss on disposal of iTank business	—	—%	2,064	0.3%	—	—%
Amortization	20,607	2.9%	25,829	3.3%	20,508	3.0%
	278,011	39.0%	282,846	35.6%	234,139	33.9%
Earnings (loss) from operations	(58,021)	(8.1)%	(18,275)	(2.3)%	100	—%
Foreign exchange gain (loss)	(1,296)		(5,470)		7,550
Other income (expense)	(301)		51		67
Earnings (loss) before income taxes	(59,618)		(23,694)		7,717
Income tax expense	10,920		916		3,199
Net earnings (loss)	(70,538)		(24,610)		4,518

Net earnings (loss) per share - basic (in dollars)	(1.95)		(0.68)		0.14
Net earnings (loss) per share - diluted (in dollars)	(1.95)		(0.68)		0.14

Fiscal Year 2019 Compared to Fiscal Year 2018

Revenue
Revenue decreased by $80.1 million, or 10.1%, in 2019 compared to 2018. This decrease was primarily attributable to reduced revenue from our Embedded Broadband segment, partially offset by modest growth in our IoT Solutions segment:

•
Embedded Broadband experienced weaker demand from mobile computing and networking customers as we completed certain programs with these customers, partially offset by slightly higher revenue from automotive customers.

•
IoT Solutions experienced strong contributions from our recurring and other services, as well as our Enterprise gateway products, partially offset by lower revenue from 2G/3G Integrated IoT solutions modules as these technologies are preparing for sunset.

Product revenue decreased by $84.8 million, or 12.1%, in 2019 compared to 2018. The decrease was primarily due to lower revenue from mobile computing and networking customers and lower revenue from 2G/3G Integrated IoT solutions modules, offset by higher revenue from Enterprise gateway products. Recurring and other services revenue increased by $4.7 million, or 5.0% ($6.8 million, or 7.4%, excluding iTank which was sold at the end of 2018), in 2019 compared to 2018.
Our geographic revenue mix for the years ended December 31, 2019 and 2018 was as follows:

Revenue by Geographic Region
40%
42%
21%
21%
39%
37%
2018
2019
Americas
Europe, Middle East and Africa
Asia-Pacific

During the years ended December 31, 2019 and 2018, no customer accounted for more than 10% of our aggregated revenue.

Gross margin
Gross margin was 30.8% of revenue in 2019 compared to 33.3% in 2018. In 2019, gross margin was impacted by unfavorable product and customer mix in our Embedded Broadband segment which resulted in lower sales of higher margin mobile computing and networking embedded modules and greater sales of lower margin automotive embedded modules. Our automotive embedded module gross margins were also negatively affected by certain warranty and inventory provisions beyond routine levels which were expensed in 2019. Gross margin percentage of our IoT Solutions segment was consistent year-over-year.

Gross margin included stock-based compensation expense and related social taxes of $0.2 million and $0.5 million in 2019 and 2018, respectively.

Sales and marketing
Sales and marketing expense increased by $3.5 million, or 4.0%, in 2019 compared to 2018, primarily driven by higher investments in our sales force and corporate marketing initiatives to accelerate our transformation to a Device-to-Cloud IoT solutions company.

Sales and marketing expense included stock-based compensation and related social taxes of $3.9 million in 2019 compared to $2.9 million in 2018.

Research and development
Research and development ("R&D") expense decreased by $7.2 million, or 7.7%, in 2019 compared to 2018.  This decrease was mainly driven by various cost reduction initiatives we commenced in the fourth quarter of 2018 and through 2019 to accelerate our transformation to a Device-to-Cloud IoT solutions company, combined with lower certification costs and the completion of certain large development projects in 2019.

R&D expense included stock-based compensation and related social taxes of $2.9 million in 2019 compared to $2.4 million in 2018.  R&D expense also included acquisition-related amortization of $0.3 million in each of 2019 and 2018.

Administration
Administration expense decreased by $12.8 million, or 20.7%, in 2019 compared to 2018. Administration expense in 2018 included one-time separation costs related to our former CEO's retirement, including higher stock-based compensation in connection with accelerated vesting of equity awards and higher consulting fees.

Administration expense included stock-based compensation and related social taxes of $6.3 million in 2019 compared to $7.2 million in 2018.

Restructuring
In late 2018 and the second quarter of 2019, we commenced various initiatives to accelerate our transformation to a Device-to-Cloud IoT solutions company, including consolidation of our engineering programs and sites, consolidation of product management resources, outsourcing activities of certain general and administrative functions, and certain organizational structure changes. In 2019, we recorded $28.2 million in severance and other related costs associated with these initiatives. In 2018, we recorded $2.3 million in severance and other related costs associated with these initiatives.

In the first quarter of 2018, we commenced various efficiency and effectiveness initiatives focused on capturing synergies related to the integration of Numerex into our business as well as other initiatives designed to produce efficiency gains in other areas of our business. In 2018, we recorded $4.8 million in severance and other related costs associated with this initiative.

Acquisition-related and integration
Acquisition-related and integration costs decreased by $3.0 million, or 75.4%, in 2019 compared to 2018. The decrease in integration costs reflect lower levels of integration activities for Numerex as we substantially completed the integration in the second quarter of 2019. In the fourth quarter of 2019, we recorded acquisition costs of $0.1 million related to the acquisition of M2M Group which we completed in January 2020.

Impairment
We recorded a right-of-use asset impairment of $0.9 million in 2019 related to an office lease in France as we cease to use and then sublease part of the building. No impairment charges were recorded in 2018.

Loss on disposal
In 2018, we recorded a loss on disposal of $2.1 million from the sale of our remote tank monitoring business, iTank.

Amortization
Amortization expense decreased by $5.2 million, or 20.2%, in 2019 compared to 2018 due to completion of amortization on certain older acquisition-related intangible assets and other assets. Amortization expense in 2019 included $14.3 million of acquisition-related amortization compared to $18.3 million in 2018.

Foreign exchange gain (loss)
Foreign exchange loss was $1.3 million in 2019 compared to $5.5 million in 2018. The foreign exchange loss decreased in 2019 due to strengthening of the value of the Euro compared to the U.S. dollar compared to 2018.

Income tax expense (recovery)
Income tax expense increased by $10.0 million in 2019 compared to 2018 due to changes in the realizability of tax assets in certain jurisdictions.

Net earnings (loss)
Net loss was $70.5 million in 2019 compared to $24.6 million in 2018. This increase was primarily attributable to lower revenue and gross margin, higher restructuring expense and higher income tax expense, partially offset by lower administration and R&D expense.

Net loss in 2019 included stock-based compensation expense and related social taxes of $13.2 million and acquisition-related amortization of $14.5 million. Net loss in 2018 included stock-based compensation expense and related social taxes of $13.0 million and acquisition-related amortization of $18.6 million.

Weighted average number of shares
The weighted average basic and diluted shares outstanding were 36.2 million for the year ended December 31, 2019 and 36.0 million for the year ended December 31, 2018.

The number of shares outstanding was 36.2 million at December 31, 2019, compared to 36.1 million at December 31, 2018.

Fiscal Year 2018 Compared to Fiscal Year 2017

Revenue
Revenue increased by $102.9 million, or 14.9% in 2018, compared to 2017. This increase was driven by organic growth in both of our reportable segments, which experienced solid year-over-year growth, as well as growth resulting from the acquisition of Numerex:

•	Embedded Broadband experienced notable year-over-year increases in revenue earned from automotive, networking and distribution customers;

•
IoT Solutions experienced strong growth from our Airlink gateway products and related services; contribution from the addition of Numerex, acquired in December 2017, as well as solid subscriber growth in cloud and connectivity services.

Product revenue increased by $53.8 million, or 8.3%, in 2018 compared to 2017. The increase was primarily driven by growth in revenue from automotive, networking and distribution customers and Airlink gateway products. Recurring and other services revenue increased by $49.1 million, or 108.4%, in 2018 compared to 2017, primarily driven by contribution from Numerex as well as organic growth in subscribers.
Our geographic revenue mix for the years ended December 31, 2018 and 2017 was as follows:
During the years ended December 31, 2018 and 2017, no customer accounted for more than 10% of our aggregated revenue.

Gross margin
Gross margin was 33.3% of revenue in 2018 compared to 33.9% in 2017. In 2018, gross margin was impacted by unfavorable product and customer mix, including the effects of higher automotive volumes at lower gross margin, offset by improved sales of higher margin gateway products and related services and the addition of higher margin services contributed by Numerex in our IoT Solutions segment.

Gross margin included stock-based compensation expense and related social taxes of $0.5 million in each of 2018 and 2017.

Sales and marketing
Sales and marketing expenses increased by $13.5 million, or 17.9%, in 2018 compared to 2017, primarily driven by costs added as a result of the Numerex acquisition, higher revenue, and the unfavorable impact of foreign exchange, partly offset by lower professional fees.

Sales and marketing expenses include stock-based compensation and related social taxes of $2.9 million in 2018 compared to $2.5 million in 2017.

Research and development
Research and development expenses increased by$11.1 million, or 13.4%, in 2018 compared to 2017.  This increase was mainly driven by costs added as a result of the Numerex acquisition and unfavorable impact of foreign exchange, offset partly by lower development and certification costs.

R&D expenses included stock-based compensation and related social taxes of $2.4 million in 2018 compared to $2.0 million in 2017.  R&D expenses also included acquisition-related amortization of $0.3 million in 2018 compared to $0.4 million in 2017.

Administration
Administration expenses increased by $18.7 million, or 43.5%, in 2018 compared to 2017. This increase was mainly driven by one-time separation costs related to our former CEO's retirement, including higher stock-based compensation expense in connection with accelerated vesting of equity awards, higher consulting fees, as well as costs added as a result of the Numerex acquisition.

Administration expenses included stock-based compensation expense and related social taxes of $7.2 million in 2018 compared to $5.3 million in 2017.

Restructuring
In the first quarter of 2018, we commenced various efficiency and effectiveness initiatives focused on capturing synergies as we integrated Numerex into our business as well as efficiency gains in other areas of our business. In 2018, we recorded $4.8 million in severance and other related costs associated with this initiative.

In the fourth quarter of 2018, we initiated certain organizational changes to accelerate our transformation to a device-to-cloud IoT solutions company. In the three months and year ended December 31, 2018, we recorded $2.3 million in severance and other related costs associated with this initiative.

Restructuring costs of $1.1 million in 2017 were related to the relocation of our IoT Solutions customer support operations from Sweden to France and the United States.

Acquisition-related and integration
Acquisition-related and integration costs decreased by $4.2 million, or 51.7%, in 2018 compared to 2017. Higher expenses in 2017 reflect the Numerex acquisition and accruals of acquisition-related contingent consideration.

Loss on disposal
On December 31, 2018, we completed the sale of substantially all of the assets and liabilities of our remote tank monitoring business, for total proceeds of $6.0 million.  We received $5.0 million in cash consideration at closing with the remaining $1.0 million held in escrow.  The amount in escrow was to be held for up to the next 12 months with $0.8 million contingent on meeting certain milestone events and the remaining $0.2 million to secure the purchaser's rights of indemnification under the asset sale agreement.  We recognized a loss on disposal of $2.1 million. In 2019, we received $0.5 million of escrow payments. As of December 31, 2019, $0.5 million continues to be held in escrow; however, the release of a portion of this amount is under dispute with the purchaser.

Impairment
No impairment charges were recorded in 2018. The impairment charge of $3.7 million recorded in 2017 related to an intangible asset recorded on our acquisition of Wireless Maingate AB. The charge was recorded due to the decision to terminate a service offering that was superseded by a more technologically advanced offering in our integrated IoT Services segment.

Amortization
Amortization expense increased by $5.3 million, or 25.9%, in 2018 compared to 2017 primarily due to higher acquisition-related amortization.  Amortization expense in 2018 included $18.3 million of acquisition-related amortization compared to $15.1 million in 2017.

Foreign exchange gain (loss)
Foreign exchange loss was $5.5 million in 2018 compared to a gain of $7.6 million in 2017. The loss in 2018 was primarily driven by a decrease in the value of the Euro compared to the U.S. dollar.

Income tax expense (recovery)
Income tax expense was $0.9 million in 2018 compared to $3.2 million in 2017. This decrease was primarily driven by a shift of earnings between jurisdictions, offset by changes in the realizability of certain tax assets.

Net earnings (loss)
We incurred a net loss of $24.6 million in 2018 compared to net earnings $4.5 million in 2017. The decrease in earnings reflected higher operating expenses combined with higher restructuring expense, consulting fees, separation costs on the retirement of our former CEO, loss on disposal of our remote tank monitoring business, the unfavorable impact of foreign exchange, offset by lower acquisition costs, absence of impairment loss, and lower income tax expense.

Net loss in 2018 included stock-based compensation expense and related social taxes of $13.0 million and acquisition-related amortization of $18.6 million. Net earnings in 2017 included stock-based compensation expense and related social taxes of $10.4 million and acquisition-related amortization of $15.1 million.

Weighted average number of shares
The weighted average basic and diluted shares outstanding were 36.0 million for the year ended December 31, 2018. For the year ended December 31, 2017, the weighted average basic and diluted shares outstanding were 32.4 million and 32.9 million, respectively.

The number of shares outstanding was 36.1 million at December 31, 2018, compared to 35.9 million at December 31, 2017. The increase in the number of shares outstanding was primarily due to the issuance of common shares as a result of stock option exercises and restricted share unit releases offset by the impact of share repurchases made under our Normal Course Issuer Bid ("NCIB") program (see "Liquidity and Capital Resources" section below).

SEGMENTED INFORMATION

IoT Solutions

				% change
(In thousands of U.S. dollars, except where otherwise stated)	2019	2018	2017 As adjusted	2019 vs 2018	2018 vs 2017
Revenue	$377,808	$373,937	$303,057	1.0%	23.4%
Cost of goods sold	237,650	234,335	195,815	1.4%	19.7%
Gross margin	$140,158	$139,602	$107,242	0.4%	30.2%
Gross margin %	37.1%	37.3%	35.4%

Non-GAAP (1)
Gross Margin	$140,222	$139,818	$107,454	0.3%	30.1%
Gross Margin %	37.1%	37.4%	35.5%

(1) See section titled "Non-GAAP Financial Measures" for additional details and a reconciliation to the applicable U.S. GAAP financial measure.

Fiscal Year 2019 compared to 2018
Revenue increased by $3.9 million, or 1.0%, in 2019 compared to 2018. This increase was primarily due to strong contributions from our recurring and other services, as well as our Enterprise gateway products, partially offset by lower revenue from 2G/3G Integrated IoT solutions modules. Within the IoT Solutions segment, excluding iTank, which was sold at the end of 2018, recurring and other services revenue was up $6.8 million, or $7.4%.
Gross margin for IoT Solutions of 37.1% in 2019 was comparable to the same period in 2018.

Fiscal Year 2018 compared to 2017
Revenue increased by $70.9 million, or 23.4%, in 2018, compared to 2017. This increase was primarily driven by the addition of Numerex, acquired in December 2017, organic subscriber growth in cloud and cellular connectivity services, strong sales of AirLink gateway products, including RV50, MG90 and MP70 gateway products, and related support and services revenue, partly offset by lower sales of mid-tier telematics gateways.
Gross margin for IoT Solutions was 37.3% in 2018 compared to 35.4% in 2017. This increase in gross margin was was mainly due to favorable product mix related to increased sales of higher margin AirLink gateway products and related services, and lower sales of our mid-tier telematics gateways. The addition of Numerex revenue reduced gross margin percentage in 2018 within the segment, partly as a result of network upgrade costs incurred in the first quarter of 2018 as well as contractual minimums incurred in 2018.

Embedded Broadband

				% change
(In thousands of U.S. dollars, except where otherwise stated)	2019	2018	2017 As adjusted	2019 vs 2018	2018 vs 2017
Revenue	$335,705	$419,665	$387,670	(20.0)%	8.3%
Cost of goods sold	255,873	294,696	260,673	(13.2)%	13.1%
Gross margin	$79,832	$124,969	$126,997	(36.1)%	(1.6)%
Gross margin %	23.8%	29.8%	32.8%

Non-GAAP (1)
Gross Margin	$79,931	$125,207	$127,269	(36.2)%	(1.6)%
Gross Margin %	23.8%	29.8%	32.8%

(1) See section titled "Non-GAAP Financial Measures" for additional details and a reconciliation to the applicable U.S. GAAP financial measure.

Fiscal Year 2019 compared to 2018
Revenue decreased by $84.0 million, or 20.0%, in 2019 compared to 2018, primarily due to weaker demand from mobile computing and networking customers as we complete certain programs with these customers, partially offset by slightly higher revenue from automotive customers.
Gross margin for Embedded Broadband was 23.8% in 2019 compared to 29.8% in 2018. This decrease was mainly driven by unfavorable product and customer mix, in particular, lower revenue from higher margin mobile computing and networking and higher automotive sales at lower gross margin. Gross margin in 2019 also included the unfavorable effects of specific automotive related warranty and inventory provisions beyond routine levels.

Fiscal Year 2018 compared to 2017
Revenue increased by $32.0 million, or 8.3%, in 2018 compared to 2017, mainly driven by strong demand from automotive, networking and distribution customers, partially offset by weaker demand from transportation, sales and payment, and mobile computing customers.
Gross margin for Embedded Broadband was 29.8% in 2018 compared to 32.8% in 2017. The decrease was mainly driven by unfavorable product and customer mix, including the effects of higher automotive volumes at lower gross margin.

FOURTH QUARTER OVERVIEW

Consolidated Results of Operations:

	Three months ended December 31,
(in thousands of U.S. dollars, except where otherwise stated)	2019		2018
		% of		% of
	$	Revenue	$	Revenue
Revenue
IoT Solutions	90,937	52.2%	95,728	47.5%
Embedded Broadband	83,364	47.8%	105,667	52.5%
	174,301	100.0%	201,395	100.0%
Cost of goods sold
IoT Solutions	57,272	32.9%	59,077	29.3%
Embedded Broadband	65,661	37.7%	76,423	37.9%
	122,933	70.5%	135,500	67.3%
Gross margin	51,368	29.5%	65,895	32.7%
Expenses
Sales and marketing	22,309	12.8%	22,353	11.1%
Research and development	21,015	12.1%	22,230	11.0%
Administration	11,600	6.7%	14,516	7.2%
Restructuring	2,309	1.3%	2,345	1.2%
Acquisition-related and integration	274	0.2%	613	0.3%
Impairment	877	0.5%	—	—%
Loss on disposal of iTank business	—	—%	2,064	1.0%
Amortization	5,369	3.1%	5,971	3.0%
	63,753	36.6%	70,092	34.8%
Loss from operations	(12,385)	(7.1)%	(4,197)	(2.1)%
Foreign exchange gain (loss)	1,666		(2,378)
Other expense	(109)		(19)
Loss before income taxes	(10,828)		(6,594)
Income tax expense (recovery)	90		(2,768)
Net Loss	(10,918)		(3,826)

Net earnings (loss) per share - Basic and diluted (in dollars)	(0.30)		(0.11)

GAAP:

•
Revenue was $174.3 million in the fourth quarter of 2019, down 13.5% compared to $201.4 million in the fourth quarter of 2018, driven by lower revenues from our Embedded Broadband and IoT Solutions segments.

•
In the fourth quarter of 2019, compared to the same period of 2018, Embedded Broadband segment revenue decreased by $22.3 million, or 21.1%, due to weaker sales from mobile computing and networking customers, offset by a modest increase in sales from automotive customers.

•
IoT Solutions segment revenue decreased by $4.8 million, or 5.0%, in the fourth quarter quarter of 2019, compared to the same period of 2018 due primarily to lower Integrated IoT solutions module revenue, partially offset by stronger recurring and other services revenue. Within the IoT Solutions segment, recurring and other services revenue was up 16.3%, in the fourth quarter of 2019 compared to the same period of 2018, excluding iTank, which was sold at the end of 2018.

•
Gross margin was 29.5% in the fourth quarter of 2019 compared to 32.7% in the same period of 2018, driven by unfavorable product and customer mix in our Embedded Broadband and IoT Solutions segment and certain inventory and warranty provisions related to defective third party printed circuit boards. These unusual warranty and inventory expenses negatively impacted gross margin by approximately $1.7 million or 100 basis points.

•
Loss from operations in the fourth quarter of 2019 was $12.4 million compared to a loss of $4.2 million in the comparable period of 2018 as a result of lower revenue and gross margin, offset by lower operating expenses reflecting various cost reduction initiatives we commenced in the fourth quarter of 2018 and which continued throughout 2019, and the absence of a $2.1 million loss on disposal of our iTank business which was sold at the end of 2018.

•
Net loss in the fourth quarter was $10.9 million compared to a loss of $3.8 million in the same period of 2018. The increase in net loss was mainly due to lower revenue and gross margin and higher income tax expense, offset by lower operating expenses and favorable foreign exchange movement.

•
Cash and cash equivalents at the end of the fourth quarter of 2019 were $75.5 million, a decrease of $11.4 million compared to $86.9 million at the end of the third quarter of 2019. The decrease in cash was mainly due to working capital requirements, partially offset by sales of receivables under our receivable purchase agreement ("RPA") program and proceeds from sale of an investment.

NON-GAAP(1):

•
Gross margin was 29.5% in the fourth quarter of 2019, compared to 32.7% in the fourth quarter of 2018. The decrease was mainly due to unfavorable product and customer mix in our Embedded Broadband and IoT Solutions segment and certain inventory and warranty provisions related to defective third party printed circuit boards. These unusual warranty and inventory expenses negatively impacted gross margin by approximately $1.7 million or 100 basis points.

•
Loss from operations was $2.7 million in the fourth quarter of 2019 compared to earnings from operations of $10.2 million in the comparable period in 2018 mainly due to lower revenue and gross margin, offset by lower operating expenses reflecting various cost reduction initiatives we commenced in the fourth quarter of 2018 and which continued through 2019.

•
Adjusted EBITDA was $2.3 million in the fourth quarter of 2019 compared to $15.3 million in the same period of 2018. This decrease in Adjusted EBITDA mainly reflects lower earnings from operations in the fourth quarter of 2019. Adjusting for the unusual warranty and inventory expenses incurred during the fourth quarter of 2019, Adjusted EBITDA would have been $4.0 million.

•
Net loss was $2.9 million in the fourth quarter of 2019 compared to net earnings of $9.0 million in the same period of 2018 due to loss from operations, offset by lower income tax expense. Adjusting for the unusual warranty and inventory expenses incurred during the fourth quarter of 2019, net loss would have been $1.2 million.

(1) Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains and losses on forward contracts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details and reconciliations to the applicable U.S. GAAP financial measures.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following table highlights selected consolidated financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2019. The selected consolidated financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These results are not necessarily indicative of results for any future period.  You should not rely on these results to predict future performance.

(In thousands of U.S. dollars, except where otherwise stated)	2019				2018
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$174,301	$174,025	$191,374	$173,813	$201,395	$203,426	$201,903	$186,878
Cost of goods sold	122,933	118,982	132,425	119,183	135,500	136,159	132,594	124,778
Gross margin	51,368	55,043	58,949	54,630	65,895	67,267	69,309	62,100
Gross margin %	29.5%	31.6%	30.8%	31.4%	32.7%	33.1%	34.3%	33.2%
Expenses
Sales and marketing	22,309	23,523	23,755	22,506	22,353	21,743	22,066	22,425
Research and development	21,015	20,550	22,111	22,797	22,230	22,621	24,391	24,465
Administration	11,600	11,937	12,893	12,397	14,516	14,998	19,804	12,264
Restructuring	2,309	6,274	18,180	1,397	2,345	227	952	3,591
Acquisition-related and integration	274	291	314	95	613	570	1,014	1,765
Impairment	877	—	—	—	—	—	—	—
Loss on disposal of iTank business	—	—	—	—	—	—	—	—
Amortization	5,369	5,027	4,967	5,244	5,971	6,255	6,137	7,466
	63,753	67,602	82,220	64,436	70,092	66,414	74,364	71,976
Earnings (loss) from operations	(12,385)	(12,559)	(23,271)	(9,806)	(4,197)	853	(5,055)	(9,876)
Foreign exchange gain (loss)	1,666	(2,964)	854	(852)	(2,378)	(159)	(4,048)	1,115
Other income (expense)	(109)	(121)	(102)	31	(19)	7	8	55
Earnings (loss) before income taxes	(10,828)	(15,644)	(22,519)	(10,627)	(6,594)	701	(9,095)	(8,706)
Income tax expense (recovery)	90	4,577	5,657	596	(2,768)	1,738	2,289	(343)
Net earnings (loss)	$(10,918)	$(20,221)	$(28,176)	$(11,223)	$(3,826)	$(1,037)	$(11,384)	$(8,363)
Earnings (loss) per share - in dollars
Basic	$(0.30)	$(0.56)	$(0.78)	$(0.31)	$(0.11)	$(0.03)	$(0.32)	$(0.23)
Diluted	$(0.30)	$(0.56)	$(0.78)	$(0.31)	$(0.11)	$(0.03)	$(0.32)	$(0.23)
Weighted average number of shares (in thousands)
Basic	36,222	36,179	36,156	36,106	36,057	36,085	36,021	35,912
Diluted	36,222	36,179	36,156	36,106	36,057	36,085	36,021	35,912

Our quarterly results may fluctuate from quarter-to-quarter, driven by variation in sales volume, product mix and the combination of variable and fixed operating expenses, as well as from the impact of acquisitions completed in the quarter.  The impact of significant items incurred during the first three interim periods of the year ended December 31, 2019 are discussed in more detail and disclosed in our quarterly reports and management’s discussion and analysis.  Certain of the factors that affected our quarterly results are listed below.

•
In the fourth quarter of 2019, net loss was $10.9 million compared to $20.2 million in the third quarter of 2019 due to lower gross margin, offset by lower restructuring costs, lower income tax expense and favorable foreign exchange.

•
In the third quarter of 2019, net loss was $20.2 million compared to $28.2 million in the second quarter of 2019, primarily driven by lower restructuring costs, R&D and income tax expenses, offset by unfavorable foreign exchange losses.

•
In the second quarter of 2019, net loss was $28.2 million compared to $11.2 million in the first quarter of 2019, mainly due to higher restructuring costs related to the consolidation of our engineering programs and sites, outsourcing activities and other organizational changes we implemented in late 2018 and higher income tax expenses, partially offset by higher revenue and gross margins.

•
In the first quarter of 2019, net loss was $11.2 million compared to $3.8 million in the fourth quarter of 2018, primarily due to lower revenue and gross margins, higher tax expense, partially offset by the absence of loss on disposal of iTank business, lower administration and restructuring expenses, and lower foreign exchange losses.

•
In the fourth quarter of 2018, net loss was $3.8 million compared to $1.0 million in the third quarter of 2018, primarily due to higher restructuring costs and a loss on disposal of our remote tank monitoring business, partially offset by income tax recoveries.

•
In the third quarter of 2018, net loss was $1.0 million compared to $11.4 million in the second quarter of 2018. In the second quarter of 2018, we recorded separation costs related to our former CEO's retirement, higher foreign exchange losses, income tax expenses, restructuring charges, and acquisition-related and integration costs.

•
In the second quarter of 2018, net loss was $11.4 million compared to $8.4 million in the first quarter of 2018, driven by one-time separation costs related to our former CEO's retirement, unfavorable foreign exchange losses and higher income tax expenses, offset by higher gross margin and lower restructuring charges.

•
In the first quarter of 2018, net loss was $8.4 million compared to $3.5 million in the fourth quarter of 2017, mainly driven by costs added as a result of the Numerex acquisition and higher restructuring charges, offset by lower acquisition costs and lower income tax expenses.

LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information:

(in thousands of U.S. dollars)	2019	2018	2017 As adjusted
Cash flows provided (used) before changes in non-cash working capital:	$(12,503)	$34,231	$41,292
Changes in non-cash working capital
Accounts receivable	37,965	(5,526)	(12,665)
Inventories	(3,712)	1,508	(6,806)
Prepaids and other	(8,611)	(3,525)	(5,334)
Accounts payable and accrued liabilities	(12,069)	21,944	(17,750)
Deferred revenue and credits	5,792	(1,402)	335
	19,365	12,999	(42,220)
Cash flows provided by (used in):
Operating activities	$6,862	$47,230	$(928)

Investing activities	$(16,372)	$(16,006)	$(37,641)
Proceeds from sale of investment	3,303	—	—
Proceeds from sale of iTank business	500	5,000	—
Capital expenditures and increase in intangible assets	(20,273)	(21,099)	(15,806)
Acquisitions, net of cash acquired	—	—	(21,870)

Financing activities	$(1,662)	$(5,927)	$(271)
Issue of common shares, net of issuance costs	488	2,636	5,708
Repurchase of common shares for cancellation	—	(3,120)	(2,779)
Purchase of treasury shares for RSU distribution	(674)	(2,808)	—
Taxes paid related to net settlement of equity awards	(941)	(1,878)	(1,367)
Payment for contingent consideration	—	(130)	(1,397)

Free Cash Flow (1)	$(13,411)	$26,131	$(16,734)

(1) See section titled "Non-GAAP Financial Measures" for additional details and a reconciliation to the applicable U.S. GAAP financial measure.

Operating Activities
Cash provided by operating activities decreased by $40.4 million in 2019 compared to 2018, mainly due to lower profitability and higher working capital requirements for accounts payable, inventory and prepaids, partly offset by sale of receivables under our RPA. In 2019, we sold and de-recognized approximately $86.9 millions in trade accounts receivable, and collected and remitted to Canadian Imperial Bank of Commerce ("CIBC") approximately $68.7 million under our RPA.

Investing Activities
Cash used in investing activities increased by $0.4 million in 2019 compared to 2018. In 2019, we received $3.3 million proceeds from the sale of a small share investment and $0.5 million escrow payment from the sale of our iTank business in 2018. In 2018, we received cash consideration of $5.0 million from the sale of our iTank business.
Capital expenditures of $20.3 million and $21.1 million in 2019 and 2018, respectively, were consistent. In 2019, capital expenditures were primarily for production, tooling and R&D equipment while cash used for intangible assets was primarily for capitalized software costs.

Financing Activities
Net cash used for financing activities decreased by $4.3 million in 2019 compared to 2018, mainly due to the absence of share purchases under the NCIB, lower purchase of treasury shares for Restricted Share Unit ("RSU") distribution and lower taxes paid related to net settlement of equity awards, partly offset by lower proceeds received from stock option exercises.

Free Cash Flow
Our free cash flow decreased by $39.4 million in 2019 compared to 2018, mainly as a result of lower profitability and higher working capital requirements, in particular related to restructuring, partially offset by sale of receivables. See "Non-GAAP Financial Measures".

Cash Requirements
Our near-term cash requirements are primarily related to funding our operations, including restructuring expenditures, inventory and other working capital items, capital expenditures and other obligations summarized in the table below. Cash may also be used to finance acquisitions of businesses in line with our strategy and share repurchases. We continue to believe our cash and cash equivalents balance of $75.5 million at December 31, 2019, undrawn availability under our revolving credit facility, receivable purchase facility, and cash generated from operations will be sufficient to fund our expected working capital, capital expenditure, restructuring and acquisition requirements for at least the next twelve months based on current business plans. However, we cannot be certain that our actual cash requirements will not be greater than we currently expect. In addition, our ability to achieve our business and cash generation plans is based on a number of assumptions which involve significant judgment and estimates of future performance, borrowing capacity and credit availability which cannot at all times be assured. See "Cautionary Note Regarding Forward-Looking Statements".

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2019.

Payments due by period (In thousands of U.S. dollars)	Total	2020	2021	2022	2023	2024	Thereafter
Operating lease obligations	$34,665	$6,069	$6,340	$4,985	$3,066	$2,191	$12,014
Finance lease obligations	598	331	248	8	8	3	—
Purchase obligations - Contract Manufacturers (1)	128,146	128,146	—	—	—	—	—
Purchase obligations - Mobile Network Operators (2)	7,110	5,314	1,334	462	—	—	—
Purchase obligations - Cloud Computing Services (3)	3,192	1,321	1,321	550	—	—	—
Other long-term liabilities	413	16	12	385
Total(4)	$174,124	$141,197	$9,255	$6,390	$3,074	$2,194	$12,014

(1) Purchase obligations represent obligations with certain contract manufacturers and suppliers to buy a minimum amount of designated products between January 2020 and June 2020.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
(2) Purchase obligations represent obligations with certain mobile network operators to purchase a minimum amount of wireless data and wireless data services between January 2020 and October 2022.
(3) Purchase obligation represents obligation with a supplier to purchase a minimum amount of cloud computing services between January 2020 and May 2022.
(4) Also see Acquisition of M2M Group under Annual Overview section.

Normal Course Issuer Bid
On August 1, 2018, we received approval from the Toronto Stock Exchange ("TSX") of our Notice of Intention to make a NCIB. Pursuant to the NCIB, we were permitted to purchase for cancellation up to 3,580,668 of our common shares, or approximately 9.9% of common shares outstanding as of the date of the announcement, representing 10% of the public float. The NCIB commenced on August 8, 2018 and terminated on August 7, 2019. In 2019, we did not repurchase any common shares. In 2018, we repurchased and canceled 161,500 common shares at an average price of $19.32 per share. The excess purchase price over and above the average carrying value in the amount of $1,187 was charged to retained earnings in 2018.

Capital Resources
The source of funds for our future capital expenditures and commitments includes cash, accounts receivable, cash from operations and borrowings under our committed credit facilities.

	2019				2018
(In thousands of U.S. dollars)	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
Cash and cash equivalents	$75,454	$86,900	$84,769	$74,143	$89,076	$67,460	$73,411	$70,588
Unused credit facilities	30,000	30,000	30,000	30,000	30,000	30,000	10,000	10,000
Total	$105,454	$116,900	$114,769	$104,143	$119,076	$97,460	$83,411	$80,588

We also have access to funds through our uncommitted accounts receivables purchase agreement as discussed below.
At December 31, 2019, we have committed capital expenditures of $5.8 million (Dec 31, 2018 - $4.9 million). Our capital expenditures during the first quarter of 2020 are expected to be primarily for R&D and production equipment and software licenses. We are also committed to the purchase price of $21.0 million relating to the acquisition of M2M Group, comprised of $19.6 million cash consideration and approximately $1.4 million for the retirement of certain obligations, subject to normal working capital adjustments.
Credit Facilities
We have a committed $30 million senior secured revolving credit facility (the "Revolving Facility") with CIBC as sole lender and as Administrative Agent. The Revolving Facility is secured by a pledge against substantially all of our assets and includes an accordion feature, which permits the Company to increase the aggregate revolving loan commitments thereunder on an uncommitted basis subject to certain conditions. The Revolving Facility matures on July 31, 2021 and will be used for general corporate purposes, including, but not limited to, capital expenditures, working capital requirements and/or certain acquisitions permitted under the Revolving Facility. As at December 31, 2019, there were no borrowings under the Revolving Facility.
Letters of Credit
We have access to a standby letter of credit facility of $1.5 million from Toronto Dominion Bank. The letter of credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada. As of December 31, 2019, there were two letters of credit issued against the revolving standby letter of credit facility for a total value of $0.1 million.
Accounts Receivable Purchase Agreement
On June 26, 2019, we entered into an uncommitted Receivables Purchase Agreement (the “RPA”) with CIBC to improve our liquidity during high working capital periods. Under the RPA, up to $75.0 million of Receivables may be sold and remain outstanding at any time. Eligible trade receivables are sold at 100% face value less discount with a 10% limited recourse to us arising from certain repurchase events. The RPA is on an uncommitted basis with no expiry date and carries a discount rate of CDOR (for purchased receivables in Canadian dollars) and LIBOR (for purchased receivables in U.S. dollars) plus an applicable margin. After the sale, we do not retain any interest in the Receivables, but continue to service and collect, in an administrative capacity, the outstanding receivables on behalf of CIBC.

We account for the sold Receivables as a sale in accordance with Financial Accounting Standards Board ("FASB") ASC 860, Transfers and Servicing. Net proceeds from the sale reflect the face value of the Receivables less discount fees charged by CIBC and one time legal costs and are classified under operating activities in the consolidated statements of cash flows.

Pursuant to the RPA, the Company sold and de-recognized $36.1 million and $86.9 million Receivables during the three and twelve months ended December 31, 2019. As at December 31, 2019, $18.2 million remained outstanding to be collected from customers and remitted to CIBC. Discount fees of $0.4 million are included in Other income (expense) and legal costs of $0.1 million are included in Administration expense in the consolidated statements of operations. As at December 31, 2019, we collected $3.4 million from Receivables that we previously sold and that have not been remitted to CIBC due to timing of settlement dates. We recorded the amount in Restricted cash in the consolidated balance sheets with a corresponding increase in accrued liabilities.

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures include non-GAAP gross margin, non-GAAP earnings (loss) from operations, non-GAAP net earnings (loss), non-GAAP basic and diluted net earnings (loss) per share, adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), and free cash flow.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other non-recurring costs or recoveries.

Non-GAAP earnings (loss) from operations includes allocation of realized gains or losses on forward contracts and excludes the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, acquisition-related and integration costs, restructuring costs, impairment and certain other non-recurring costs or recoveries.

Non-GAAP income tax expense includes certain tax adjustments and taxes on acquisition-related amortization, acquisition-related and integration costs, restructuring costs, other non-recurring costs and foreign exchange.

In addition to the above, non-GAAP net earnings (loss) and non-GAAP net earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts and certain tax adjustments.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring cost, impairment, certain other non-recurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.

Free cash flow is defined as cash flow from operating activities less capital expenditures and increases in intangibles. We believe that disclosure of free cash flow provides a good measure of our ability to internally generate cash that can be used for investment in the business and is an important indicator of our financial strength and performance. We also believe that certain investors and analysts use free cash flow to assess our business.

We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure. We therefore believe that despite these limitations, it is appropriate to supplement the U.S. GAAP measures with certain non-GAAP measures defined in this section of our MD&A.

The following table provides a reconciliation of the non-GAAP financial measures to U.S. GAAP results for years ended December 31:

(In thousands of U.S. dollars, except where otherwise stated)	2019	2018	2017 As adjusted

Gross margin - GAAP	$219,990	$264,571	$234,239
Stock-based compensation and related social taxes	167	479	461
Realized gains (losses) on hedge contracts	(4)	(30)	23
Other nonrecurring costs	—	5	—
Gross margin - Non-GAAP	$220,153	$265,025	$234,723

Earnings (loss) from operations - GAAP	$(58,021)	$(18,275)	$100
Stock-based compensation and related social taxes	13,194	13,006	10,374
Acquisition-related and integration	974	3,962	8,195
Restructuring	28,160	7,115	1,076
Other nonrecurring costs	2,903	11,485	318
Impairment	877	—	3,668
Realized gains (losses) on hedge contracts	(187)	(562)	419
Acquisition-related amortization	14,514	18,575	15,486
Earnings from operations - Non-GAAP	$2,414	$35,306	$39,636

Net earnings (loss)- GAAP	$(70,538)	$(24,610)	$4,518
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration and other nonrecurring costs (recoveries)	46,108	35,568	23,631
Amortization	33,177	39,150	30,503
Interest and other, net	301	(51)	(67)
Foreign exchange losses (gains)	1,109	4,908	(7,131)
Income tax expense	10,920	916	3,199
Adjusted EBITDA	$21,077	$55,881	$54,653
Amortization (exclude acquisition-related amortization)	(18,663)	(20,575)	(15,017)
Interest and other, net	(301)	51	67
Income tax expense - Non-GAAP	(2,418)	(2,930)	(5,184)
Net earnings - Non-GAAP	$(305)	$32,427	$34,519

Diluted earnings (loss) per share
GAAP - (in dollars)	$(1.95)	$(0.68)	$0.14
Non-GAAP - (in dollars)	$(0.01)	$0.90	$1.05

The following table provides a quarterly reconciliation of the non-GAAP financial measures to our most directly comparable U.S. GAAP results:

	2019				2018
(In thousands of U.S. dollars, except where otherwise stated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gross margin - GAAP	$51,368	$55,043	$58,949	$54,630	$65,895	$67,267	$69,309	$62,100
Stock-based compensation and related social taxes	20	44	44	59	58	57	57	307
Realized gains (losses) on hedge contracts	1	—	(2)	(3)	(13)	(11)	—	(6)
Other nonrecurring costs	—	—	—	—	5	—	—	—
Gross margin - Non-GAAP	$51,389	$55,087	$58,991	$54,686	$65,945	$67,313	$69,366	$62,401

Earnings (loss) from operations - GAAP	$(12,385)	$(12,559)	$(23,271)	$(9,806)	$(4,197)	$853	$(5,055)	$(9,876)
Stock-based compensation and related social taxes	1,802	3,876	4,102	3,414	2,743	3,473	3,950	2,840
Acquisition-related and integration	274	291	314	95	613	570	1,014	1,765
Restructuring	2,309	6,274	18,180	1,397	2,345	227	952	3,591
Impairment	877	—	—	—	—	—	—	—
Realized gains (losses) on hedge contracts	81	24	(183)	(109)	(296)	(201)	(14)	(51)
Other nonrecurring costs	795	279	662	1,167	4,761	1,583	5,141	—
Acquisition-related amortization	3,593	3,610	3,624	3,687	4,261	4,354	4,426	5,534
Earnings from operations - Non-GAAP	$(2,654)	$1,795	$3,428	$(155)	$10,230	$10,859	$10,414	$3,803

Net earnings (loss) - GAAP	$(10,918)	$(20,221)	$(28,176)	$(11,223)	$(3,826)	$(1,037)	$(11,384)	$(8,363)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration and other nonrecurring costs (recoveries)	6,057	10,720	23,258	6,073	10,462	5,853	11,057	8,196
Amortization	8,573	8,115	8,118	8,371	9,308	9,483	9,651	10,708
Interest and other, net	109	121	102	(31)	19	(7)	(8)	(55)
Foreign exchange loss (gain)	(1,585)	2,988	(1,037)	743	2,082	(42)	4,034	(1,166)
Income tax expense (recovery)	90	4,577	5,657	596	(2,768)	1,738	2,289	(343)
Adjusted EBITDA	$2,326	$6,300	$7,922	$4,529	$15,277	$15,988	$15,639	$8,977
Amortization (exclude acquisition-related amortization)	(4,980)	(4,505)	(4,494)	(4,684)	(5,047)	(5,129)	(5,225)	(5,174)
Interest and other, net	(109)	(121)	(102)	31	(19)	7	8	55
Income tax expense - Non-GAAP	(176)	(653)	(859)	(730)	(1,245)	(352)	(769)	(564)
Net earnings - Non-GAAP	$(2,939)	$1,021	$2,467	$(854)	$8,966	$10,514	$9,653	$3,294

Diluted earnings (loss) per share
GAAP - (in dollars)	$(0.30)	$(0.56)	$(0.78)	$(0.31)	$(0.11)	$(0.03)	$(0.32)	$(0.23)
Non-GAAP - (in dollars)	$(0.08)	$0.03	$0.07	$(0.02)	$0.25	$0.29	$0.27	$0.09

The following table provides a reconciliation of segmented gross margin:

(In thousands of U.S. dollars)	2019	2018	2017 As adjusted

IoT Solutions
Gross margin - GAAP	$140,158	$139,602	$107,242
Stock-based compensation and related social taxes	88	226	202
Realized gains (losses) on hedge contracts	(2)	(14)	10
Other nonrecurring costs (recoveries)	(22)	4	—
Gross margin - Non-GAAP	$140,222	$139,818	$107,454

Embedded Broadband
Gross margin - GAAP	$79,832	$124,969	$126,997
Stock-based compensation and related social taxes	79	253	259
Realized gains (losses) on hedge contracts	(2)	(16)	13
Other nonrecurring recoveries	22	1	—
Gross margin - Non-GAAP	$79,931	$125,207	$127,269

Total
Gross margin - GAAP	$219,990	$264,571	$234,239
Stock-based compensation and related social taxes	167	479	461
Realized gains (losses) on hedge contracts	(4)	(30)	23
Other nonrecurring costs (recoveries)	—	5	—
Gross margin - Non-GAAP	$220,153	$265,025	$234,723

The following table provides a reconciliation of free cash flow:

(In thousands of U.S. dollars)	2019	2018	2017
Cash flows from operating activities	$6,862	$47,230	$(928)
Capital expenditures and increase in intangible assets	(20,273)	(21,099)	(15,806)
Free Cash Flow	$(13,411)	$26,131	$(16,734)

OFF-BALANCE SHEET ARRANGEMENTS

We have the RPA in place that allows us to sell, with limited recourse, qualifying receivables. Details are outlined in the "Liquidity and Capital Resources - Accounts Receivable Purchase Agreement" section.

TRANSACTIONS BETWEEN RELATED PARTIES

We did not undertake any transactions with related parties during the years ended December 31, 2019 and 2018.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities.  Note 2, Summary of significant accounting policies, in the December 31, 2019 consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements.  While all of the significant accounting policies are important to the annual consolidated financial statements, some of these policies may be viewed as involving a high degree of judgment.

On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, useful lives of long-lived assets, adequacy of warranty reserve, royalty obligations, contingencies, stock-based compensation, and fair value measurement.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances.  By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results could differ materially from our estimates.

The following critical accounting policies require management’s most difficult, subjective and complex judgments, and are subject to measurement uncertainty.

Business combinations

We account for our business combinations using the acquisition method.  Under this method, estimates we make to determine the fair values of acquired assets and liabilities assumed include judgments in our determinations of acquired intangible assets and assessment of the fair value of existing property and equipment.  Assumed liabilities can include litigation and other contingency reserves existing at the time of the acquisition.  Goodwill is recognized as of the acquisition date as the excess of the fair value of consideration transferred over the estimated fair values of net identifiable assets acquired and liabilities assumed at their acquisition date.  Acquisition related expenses are separately recognized from business combination and are expensed as incurred.

When establishing fair values, we make significant estimates and assumptions, especially with respect to intangible assets.  Intangible assets acquired and recorded by us may include patents, intellectual property, customer relationships, brand, backlog and in-process research and development.  Estimates include but are not limited to the forecasting of future cash flows and discount rates.  From time to time, we may engage third-party firms to assist us in determining the fair value of assets and liabilities assumed.  Our estimates of fair values are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.  As a result, actual results may differ from estimates impacting our earnings.

Revenue recognition

Product revenue includes sales from embedded cellular modules, short range and GNSS wireless modules, intelligent routers and gateways, asset tracking and vertical market smart devices, antennas and accessories, and Smart SIMs. Recurring and other services revenue includes sales from cloud services, cellular connectivity services, managed connectivity and application services, software licenses, technical support services, extended warranty services, solution design and consulting services.

We recognize revenues when we satisfy performance obligations by transferring the control of promised products or services to customers. Product revenue is recognized at a point in time when a good is shipped or delivered to the customer. Recurring and other services revenue is recognized over time as the service is rendered or at a point in time upon completion of a service. Our customer contracts can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers.

Our products are generally highly dependent on, and interrelated with, the underlying firmware and cannot function without the firmware. In these cases, the hardware and the firmware are accounted for as a single performance obligation and revenue is recognized at the point in time when control is transferred to resellers and distributors, OEMs, or directly to end customers.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the amount of incentives or credits to be provided to customers and reduce revenue recognized. The variable consideration is included in the transaction price to the extent that a significant reversal in the amount of cumulative revenue recognized is not expected to occur when the uncertainty associated with the variable consideration is subsequently resolved.

The expected costs associated with assurance-type warranty are recognized as expense when products are sold. Warranty service that is in addition to the assurance that the product complies with agreed upon specifications is a separate performance obligation; its revenue is recognized ratably over the service period.

Cloud and connectivity services are provided on either a subscription or consumption basis. Revenue related to cloud and connectivity services provided on a subscription basis is recognized ratably over the contract period. Revenue related to cloud and connectivity services provided on a consumption basis is recognized based on the customer utilization of such resources. Revenues from SIM activation and initial application setup are deferred and recognized over the estimated customer life on a straight-line basis.

Licenses for on-premise software provide the customer with a right to use the software as it exists when made available to the customer. Revenue from distinct on-premise licenses are recognized upfront at the point in time when the software is made available to the customer. Revenue from software maintenance, unspecified upgrades and technical support contracts are recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are deferred and revenue is recognized over the applicable earning period.

Revenue from solution design and consulting services are recognized as services are being provided.

Contract acquisition and fulfillment costs

We recognize an asset for the incremental costs of obtaining or fulfilling a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that certain sales incentive bonuses and initial setup costs of managed IoT services meet the requirements to be capitalized. We applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.

The incremental costs of obtaining or fulfilling a contract with a customer are deferred and amortized over the estimated life of the customer relationship. We classify these deferred contract costs as current or non-current based on the timing of when we expect to recognize the expense. The current and non-current portions of deferred contract costs are included in Prepaids and other current assets and Other assets respectively in our consolidated balance sheets.

Significant judgment

We determine the transaction price of a customer contract by multiplying the unit price of a good or service with the committed order volume or service period.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the expected amount to be provided to customers and exclude it from the transaction price. Sales credits are included in Accounts payable and accrued liabilities in our consolidated balance sheets.
Our customer contracts can include various combinations of products and services. When a customer contract includes multiple performance obligations, we allocate the transaction price to each performance obligation on a relative standalone selling price basis. We generally determine standalone selling prices based on the price charged to customers or a combination of expected cost, plus a margin and residual methods.

Product revenue is recognized at a point in time when a good is shipped or delivered to the customer as it represents the transfer of control of the promised good to a customer. Cloud, connectivity, and managed service revenues are recognized over time as the customer simultaneously receives and consumes the benefits provided by our performance as we perform. Other service revenue is recognized at a point in time upon completion of a service.

Contract Balances

Receivables - We recognize a right to consideration as a receivable when only the passage of time is required before payment of that consideration is due.

Contract Assets - We recognize a right to consideration in exchange for goods or service that we have transferred to a customer as contract assets. Contract assets are comprised mainly of accrued revenue related to monthly IoT service subscriptions, which may include connectivity, cloud applications, and managed services. Contract assets are included in Accounts receivable in our consolidated balance sheet.

Deferred Revenue - We recognize an obligation to transfer goods or services to a customer for which we have received consideration from the customer as deferred revenue. Deferred revenue consists of advance payments and billings in excess of revenue recognized, which includes support, extended warranty, cloud application services, and activation fees.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses that may result from our customers’ inability to pay.  We consider the following factors when determining whether collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, insured amounts, if any, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

As at December 31, 2019, accounts receivable comprised 20.6% of total assets.  Included in this balance was a provision of $3.2 million for doubtful accounts, or 2.4% of accounts receivable compared to $3.0 million for doubtful accounts, or 1.7% of accounts receivable as at December 31, 2018.  We believe our allowance for doubtful accounts as at December 31, 2019 is adequate to provide for probable losses existing in accounts receivable.

Inventory

We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory write-down and/or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further write-down the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

Goodwill and intangible assets

Goodwill and intangible assets are assessed for impairment on an annual basis and between annual tests whenever circumstances indicate that the carrying value of the goodwill and intangible assets might be impaired. We performed our annual test on October 1, 2019. Circumstances may include an adverse change in business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of a reporting unit. On at least a quarterly basis, we assess whether such circumstances exist. An evaluation of recoverability of goodwill requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the estimated fair value of each reporting unit. Significant judgments that are required on our part to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates, consideration of appropriate control premium, market conditions, and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and may result in impairment charges in future periods.

At December 31, 2019, our goodwill balance was $207.6 million.  We determined that there was no impairment as the fair values of each of our reporting units exceeded their respective carrying values as at October 1, 2019.  Our analysis took into consideration an income valuation approach using the expected discounted cash flows for each reporting unit. The principal factors used in the discounted cash flow analysis were the projected results of operations, the discount rate based on our estimated weighted average cost of capital, and terminal value assumptions for each reporting unit.  The discounted cash flow model used was based on our business plan. For years subsequent to those contained in our business plan, we analyzed third party forecasts and other macro-economic indicators that impact our reporting units to provide a reasonable estimate of revenue growth in future periods.  Our gross margins and operating expense estimates reflect anticipated changes in our business mix as we transform to incorporate more recurring services in our business mix.  We also developed assumptions for the amount of working capital and capital expenditures needed to support each reporting unit.

In addition to the discounted cash flow valuation approach noted above, we reconciled the implied enterprise value from the discounted cash flow analysis to our market capitalization, which was approximately $375 million at October 1, 2019. We then prepared an alternative valuation analysis based on transaction and trading revenue multiples. The analysis confirmed our conclusion that the fair value exceeded the carrying value of $341.7 million at October 1, 2019 and $381.3 million at December 31, 2019.

Income taxes

We recognize and measure each tax position related to income tax positions taken or expected to be taken in a tax return.  We have reviewed our tax positions to determine which should be recognized and measured according to the more likely than not threshold requirement.  The tax benefits recognized in the financial statements are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.  If the realization of a tax position is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income from operations, tax planning strategies and transactions in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income (loss).

We do not provide for taxes on foreign earnings as it is our intention to indefinitely reinvest undistributed earnings of our foreign subsidiaries.  It is not practical to estimate the income tax liability that might be incurred if there is a change in management’s intention in the event that a remittance of such earnings occurs in the future.

 The ultimate amount of future income taxes and income tax provision could be materially different from those recorded, as it is influenced by our future operating results and our tax interpretations.

Amortization

Amortization of property and equipment and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of property and equipment and intangible assets.

Warranty costs

We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience, product quality and management’s estimates.  If there is a change in these factors, we adjust our accrual accordingly.

Royalty obligations

Under certain license agreements we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.

Where agreements are not in place, we recognize our current best estimate of the royalty obligation in cost of goods sold, accrued liabilities and long-term liabilities. We base our estimate on the smallest saleable unit (“SSU”) principle (i.e., the principle that any royalty obligations should be no more than a portion of the profits for a component within the product that implements the patented technology) as the appropriate methodology for determining FRAND standard essential patent (“SEP”) royalties. Using this principle, the royalty accrual on our products is based on the value of the patented technology in the chipset, representing the SSU that implements the technology.

Contingencies

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business, including IP matters.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether an amount of a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to the particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the Company. There are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding related to IP matters, the claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to our activities is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigation, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made.  Losses in connection with any litigation for which we are not presently able to reasonable estimate any potential loss or range of loss could be material to our results of operations and financial condition.

Stock-based compensation

We recognize stock-based compensation expense for all stock-based compensation awards based on the fair value at grant date. We recognize stock-based compensation expense on a straight-line basis over the requisite service period of the award and account for forfeitures as they occur.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Fair value measurement

We measure our short-term investments at fair value, defined as the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining fair value measurements, we consider the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is both available and significant to the fair value measurement.  Three levels of inputs may be used to measure fair value as detailed below.

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.

•
Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 - Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The determination of fair value requires judgments, assumptions and estimates and may change over time.

OUTSTANDING SHARE DATA

As of March 9, 2020, we had 36,335,547 common shares issued and outstanding, 1,453,096 stock options exercisable into common shares at a weighted average exercise price of $16.56 and 749,380 restricted treasury share units (166,204 of which include performance-based vesting at a multiple not to exceed 200%) outstanding that could result in the issuance of up to 915,584 common shares.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING CURRENT PERIOD

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance: ASU 2017-13, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, Topic 842).  This update is to improve transparency and comparability among organizations by requiring lessees to recognize right-of-use assets and lease liabilities on the balance sheet and requiring additional disclosure about leasing arrangements.  The standard is effective for fiscal years beginning after December 15, 2018.  We adopted the standard effective January 1, 2019, applying the optional transition method permitted under ASU 2018-11, which relieves entities from restating comparative financial statements, allowing entities to apply and adopt the new lease standard as at the effective date, rather than as of the first date of the earliest period presented.  We elected the package of practical expedients provided under the guidance, which applies to expired or existing leases and allows us not to reassess whether a contract contains a lease, the lease classification, and any initial direct costs incurred. We also elected the practical expedient to expense short term leases (12 months or less) on a straight-line basis over the lease term, and to not separate the lease and non-lease components for all of our leases. Refer to Note 12 Leases of our interim financial statements.

Upon adoption of Topic 842 effective January 1, 2019, we recognized operating lease liabilities of $31.5 million and corresponding right-of-use assets of $27.0 million. The $4.5 million difference between operating lease liabilities and right-of-use assets recognized is due to deferred rent and exit cost accruals recorded under prior lease accounting standards. Topic 842 requires such balances to be reclassified against right-of-use assets at transition. In future periods such balances will not be presented separately. Our accounting for finance leases remains substantially unchanged.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326). This update will replace the incurred loss impairment methodology for credit losses on financial instruments with a methodology that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We will adopt the new standard in the first quarter of 2020. We are currently assessing the impact of the new standard on on our financial statements.

In January 2017, FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This new guidance simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the new guidance, entities will perform goodwill impairment tests by comparing fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The standard is effective after December 15, 2019. We will adopt this standard in the first quarter of 2020. After the adoption of this standard, which will be applied prospectively, we will follow a one-step model for goodwill impairment. We do not anticipate this pronouncement to have a significant impact on our consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate disclosure controls and procedures for the Company.  Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized and reported within time periods specified in applicable securities regulations, and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

We conducted an evaluation of the effectiveness of our disclosure controls and procedures, which was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, as of December 31, 2019.  Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2019 to ensure that information required to be disclosed by us in the reports we file or submit under applicable securities laws and regulations is recorded, processed, summarized, and reported within the time periods specified thereby.

We do not expect that our disclosure controls and procedures will prevent all errors and all fraud. Control procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedures are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. We considered these limitations during the development of our disclosure controls and procedures and will periodically re-evaluate them to ensure they provide reasonable assurance that such controls and procedures are effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934 and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2019, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

Ernst & Young LLP ("EY"), an independent registered public accounting firm, who audited and reported on our consolidated financial statements as at and for the year ended December 31, 2019, has issued an attestation report on our internal control over financial reporting as of December 31, 2019.  Their attestation report is included with our consolidated financial statements.

There were no changes in our internal control over financial reporting during the year ended December 31, 2019 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
During 2019, we initiated outsourcing of a select group of general and administrative transaction-based activities to a global outsourcing partner. Transition activities commenced in the third quarter of 2019 and we expect the activities to be fully transitioned by mid-2020. Management has concluded that this outsourcing has not materially affected the Company’s internal controls in 2019. As the transition proceeds over the coming months, management will continually assess its impact on the Company’s internal controls over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS

In November 2019, Stormborn Technologies LLC filed a patent infringement lawsuit in the United States District Court for the District of Delaware, which lawsuit makes certain allegations concerning our FX and GL series devices. The lawsuit is in the initial pleadings stage.
In June 2019, Inventergy LBS, LLC filed a patent infringement lawsuit in the United States District Court of the Northern District of Georgia, which lawsuit makes certain allegations concerning our Uplink GPS Asset Tracking devices. The lawsuit has been dismissed with prejudice.
In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our U.S. subsidiary.  The lawsuit makes certain allegations concerning the alleged use of data transmission error checking technology in our wireless products.  In March 2018, the Court granted our motion for judgment on the pleadings that the plaintiff’s patent is invalid. The plaintiff appealed this invalidity ruling to the Federal Circuit, and in November 2019, the Federal Circuit reversed the District Court’s invalidity ruling. In District Court, we are continuing to pursue our counterclaims alleging that the plaintiff has breached its commitments to standard setting organizations. A summary judgement hearing has occurred, and a decision of the court is pending. Following the reversal of the invalidity ruling, the District Court has scheduled the matter for trial, coordinating the case with several other pending cases involving the plaintiff and the patent-in-suit and setting the first trial with an unspecified defendant for January 2021. In April 2019, the United States Patent and Trial Appeal Board rendered its final decision in our petition for Inter Partes Review of the patent-in-suit, and the instituted claims were not proved to be unpatentable.
In August 2014, M2M Solutions LLC filed a patent infringement lawsuit against us in District Court for the District of Delaware asserting patent infringement by us and our US subsidiary. The lawsuit makes certain allegations concerning our wireless products with respect to US Patent No. 8,648,717. In March 2017, the United States Patent and Trial Appeal Board issued its decisions in the instituted Inter Partes Review proceedings filed by us and other defendants, invalidating all independent claims and several dependent claims in the single patent-in-suit. In April 2017, M2M Solutions assigned the patent-in-suit to Blackbird Tech LLC (“Blackbird”), and they became a plaintiff in the lawsuit in June of that year. In September 2018, the court denied a motion to dismiss the lawsuit. Blackbird was granted leave to identify additional asserted claims and accused products with respect to the patent-in-suit. In November 2019, the Judge issued a claim construction order finding two of the remaining five claims in the patent-in-suit to be indefinite and therefore invalid. The lawsuit is currently nearing the end of the discovery stage. Trial in our case has been scheduled for January 2021.
Intellectual Property Indemnification Claims

We have been notified by certain of our customers in the following matter that we may have an obligation to indemnify them in respect of the products we supply to them:

In June 2019, Sisvel International S.A. and 3G Licensing S.A. (together, “Sisvel”), filed patent infringement lawsuits in the United States District Court for the District of Delaware against one or more of our customers alleging patent infringement with respect to a portfolio of 12 patents purportedly owned by Sisvel and obtained from Nokia Corporation (5 patents) and Blackberry, Ltd. (7 patents), that Sisvel alleges relate to technology for cellular communications networks including, but not limited to 2G, 3G and 4G/LTE.  The allegations have been made in relation to certain of our customer’s products, which may include products which utilize modules sold to them by us.  The lawsuits are in the initial pleadings stage. Several defendants have filed motions to dismiss the lawsuits for failure to state a claim for which relief can be granted, which motions have been granted in February 2020 with leave given to the plaintiff to amend its pleadings.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

FINANCIAL RISK MANAGEMENT
Financial instruments consist primarily of cash and cash equivalents, accounts receivable, derivatives such as foreign currency forward and option contracts, accounts payable and accrued liabilities.
We have exposure to the following business risks:
We maintain substantially all of our cash and cash equivalents with major financial institutions or invest in government instruments. Our deposits with banks may exceed the amount of insurance provided on such deposits.
We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.
Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although a significant portion of our revenues are in U.S. dollars, we incur operating costs that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations.
To manage our foreign currency risks, we enter into foreign currency forward contracts and options contracts to reduce our exposure to future foreign exchange fluctuations. Foreign currency forward and options contracts are recorded in Accounts receivable or Account payable and accrued liabilities. As of December 31, 2019, we had foreign currency forward contracts totaling $8.4 million Canadian dollars with an average forward rate of 1.347 maturing between January to June 2020. As at December 31, 2019, we did not have foreign currency options contracts outstanding.
We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility. Accordingly, our future results could be materially affected by changes in these or other factors.
RISKS AND UNCERTAINTIES

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Additional risks and uncertainties, not presently known to us, may become material in the future or those risks that we currently believe to be immaterial may become material in the future.  If any of the following risks actually occur, alone or in combination, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.

Competition from new or established IoT, cloud services and wireless services companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.

The market for IoT products and services is highly competitive and rapidly evolving. We have experienced and expect to continue to experience the impact of intense competition on our business, including:

•	competition from more established and larger companies with strong brands and greater financial, technical and marketing resources or companies with different business models;

•	business combinations or strategic alliances by our competitors which could weaken our competitive position;

•	introduction of new products or services by us that put us in direct competition with major new competitors;

•	existing or future competitors who may be able to respond more quickly to technological developments and changes and introduce new products or services before we do; and

•
competitors who may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better-quality features or more efficient sales channels.

If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products and services, resulting in reduced revenue and reduced gross margins. In addition, new market entrants or alliances between customers and suppliers could emerge to disrupt the markets in which we operate through disintermediation of our modules business or other means. There can be no assurance that we will be able to compete successfully and withstand competitive pressures.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.
We sell our products and services to OEMs, enterprises, government agencies, distributors, resellers and network operators, and we are occasionally party to sales agreements with customers comprising a significant portion of our revenue. Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with OEMs, enterprises, government agencies, distributors, resellers and network operators. If certain of our significant customers, for any reason, discontinue their relationship with us, reduce or postpone current or expected purchase orders for products, reduce or postpone initiation or usage of our services or suffer from business loss, our revenues and profitability could decline materially.
In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline materially.

Natural catastrophes or public health epidemics could result in production disruption and impact our capacity to continue critical operations.

Our business operations are subject to interruption by natural disasters and catastrophic events beyond our control, including, but not limited to, earthquakes, hurricanes, typhoons, tropical storms, floods, tsunamis, fires, droughts, tornadoes, public health issues and pandemics, severe changes in climate, war, terrorism, and geo-political unrest and uncertainties. In particular, the current outbreak of the novel coronavirus (COVID-19) that was first reported in Wuhan, China, on December 31, 2019, is impacting production by our contract manufacturers in China.  The outbreak of coronavirus may also impact customer demand, the availability of key components sourced from China, logistics flows and the availability of other resources to support critical operations in the Asia Pacific region. If we are unable to mitigate the impacts of the novel coronavirus outbreak on our operations, we may be unable to fulfill our product delivery obligations to customers, our costs may increase, and our revenue and margins could decrease.

Our financial results are subject to fluctuations that could have a material adverse effect on our business and that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter-to-quarter and could be significantly impacted by a number of factors, including but not limited to the following:

•	price and product competition which may result in lower selling prices for some of our products and services or lost market share;

•	price and demand pressure on our products and services from our customers as they experience pressure in their businesses;

•	demand fluctuation based on the success of our customers in selling their products and solutions which incorporate our wireless products, services and software;

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development and timing of the introduction of our new products including the timing of sales orders, OEM and distributor customer sell through and design win cycles in our embedded wireless module business;

•	transition periods associated with the migration to new technologies;

•	potential commoditization and saturation in certain markets;

•	our ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•	product mix of our sales (our products have different gross margins - for example the embedded wireless module product line has lower gross margins than the higher margin rugged mobile product line);

•	possible delays or shortages in component supplies;

•	possible delays in the manufacturing or shipment of current or new products and the introduction of new services;

•	possible product or service quality or factory yield issues that may increase our cost of sales;

•	concentration in our customer base;

•	seasonality in demand;

•	amount of inventory held by our channel partners;

•	possible fluctuations in certain foreign currencies relative to the U.S. dollar that may affect foreign denominated revenue, cost of sales and operating expenses;

•	impairment of our goodwill or intangible assets which may result in a significant charge to earnings in the period in which an impairment is determined;

•	achievement of milestones related to our professional services contracts; and

•	operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above, or others, could cause significant variations in our revenues, gross margin and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, failure to meet any guidance provided by us or any change in guidance provided by us, or other events or factors may result in wide fluctuations in the market price of our common shares. Broad market fluctuations or any failure of our operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares. Over the past several years, following volatility in the market price of a company's securities, class action litigation has often been commenced against the affected company. Any litigation of this type brought against us could result in substantial costs which could materially and adversely affect our business, financial position, results of operation or cash flows.

Our business transformation initiatives may result in disruptions to our business or may not achieve the anticipated benefits.
The Company is currently undertaking steps to transform the business in order to provide better alignment with our Device-to-Cloud strategy and drive greater automation and efficiency. Key initiatives include implementing a new go-to-market operating model, introduction of integrated online customer experience, consolidation of engineering sites, outsourcing of a select group of general and administration activities, optimization of terms with our third party manufacturers and re-organizing the product team to combine responsibilities for both devices and services. These changes will involve departure of skilled personnel, employees changing roles, adding new talent, realignment of teams, on-boarding of new partners, additional costs and working capital investments. Successfully executing these changes will be a significant factor in enabling future revenue growth. The anticipated benefits of these transformations may not be obtained if circumstances prevent us from taking advantage of the strategic and business opportunities that we expect they may afford us. As the transformation proceeds, there will be impact on costs and liquidity. Further, there could be a higher rate of organizational and business process change and our operations may not be able to recalibrate business processes in a timely and efficient manner thereby impacting the effectiveness of certain business processes, our ability to design, develop and commercially launch new products and services in a timely manner, and the delivery of our products and services to our customers. Our employees may not fully understand the plans to change the business and therefore staff morale and engagement may deteriorate as we implement the changes to our organization.

We may have difficulty responding to changing technology, industry standards and customer requirements, and therefore be unable to develop new products or services in a timely manner which meet the needs of our customers.
The wireless communications industry is subject to rapid technological change, including evolving industry standards, frequent new product inventions, constant improvements in performance characteristics and short product life cycles. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products and services that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products and services depends on a number of factors including, but not limited to, the following:

•	our ability to design and manufacture products or implement solutions and services at an acceptable cost and quality;

•	our ability to attract and retain skilled technical employees;

•	the availability of critical components from third parties;

•	our ability to successfully complete the development of products in a timely manner; and

•	the ability of third parties to complete and deliver on outsourced product development engagements.

A failure by us, or our suppliers, in any of these areas or a failure of new products or services to obtain commercial acceptance, could mean we generate less revenue than we anticipate and we may be unable to recover our research and development expenses.
We develop products and services to meet our customers' requirements. OEM customers award design wins for the integration of wide area embedded wireless modules on a platform by platform basis. Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers' needs, we may not win their future business and our revenue and profitability may decrease.
In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new standards through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

Failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues that may result in product liability claims and product recalls could lead to unanticipated costs or otherwise harm our business.

Our products are comprised of hardware and software that is technologically complex, and we are reliant on third parties to provide important components for our products. It is possible that our products and IoT services may contain undetected errors, defects or cyber-security vulnerabilities. As a result, our products or IoT services may be rejected by our customers or may not operate as intended, our services may be unavailable to our customers leading to loss of business, loss of revenue, additional development and customer service costs, unanticipated warranty claims, payment of monetary damages under contractual provisions and damage to our reputation. Certain components in our products provided by a third-party supplier may have been affected by a Global Positioning System ("GPS") week number rollover event which occurred on November 3, 2019. If our customers have not deployed the supplier-provided software update or an alternate remedy prior to the GSP week number rollover event, or such update or remedy is not effective to address the rollover, then the customer’s application may not function correctly to the extent it is reliant on the GPS time, date or location data generated from such component.

In addition, our IoT services, including information systems and telecommunications infrastructure, could be disrupted by technological failures or cyber-attacks which could result in the inability of our customers to receive our services for an indeterminate period of time. Third parties seeking unauthorized access to our products may attempt to take advantage of the fact that we do not have a direct relationship with, and therefore may not know the identity of certain end users of our products, and these end users may not upgrade their software, apply security patches or otherwise monitor steps we take to address any cyber-security vulnerabilities. Any disruption to our services, such as failure of our network operations centers to function as required, or extended periods of reduced levels of service could cause us to lose customers or revenue, result in delays or cancellations of future implementations of our products and services, result in failure to attract customers, require customer service or repair work that would involve substantial costs, result in loss of customer data, result in litigation, payment of monetary damages under contractual provisions and distract management from operating our business.

Continued difficult or uncertain global economic conditions could adversely affect our operating results and financial condition.

A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties that impact the wireless communications industry in those economies. Economic uncertainty may cause an increased level of commercial and consumer delinquencies, lack of consumer confidence resulting in delayed purchases or reduced volumes by our customers, credit tightening by lenders, increased market volatility, fluctuations in foreign exchange rates and widespread reduction of business activity generally. To the extent that we experience further economic uncertainty, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected orders for our products or services, or suffer from business failure, resulting in a material adverse impact to our revenues, profitability, cash flow and bad debt expense.

It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve. As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties may result in difficulties in estimating future revenue and expenses.

We may be unable to attract or retain key personnel which may harm our ability to compete effectively.
Our success depends in large part on the skills and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of key employees or deterioration in overall employee morale and engagement as a result of organizational change could have an adverse impact on our growth, operations and profitability.
We do not have fixed-term employment agreements with our key personnel. As well, from time to time we may undertake transitions in our executive leadership. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

Cyber-attacks or other breaches of information technology security could have an adverse impact on our business.

We rely on certain internal processes, infrastructure and information technology systems, including infrastructure and systems operated by third parties to efficiently operate our business in a secure manner. The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact our ability to operate our business. Our IoT services depend on very high levels of network reliability and availability in order to provide our customers with the ability to continuously monitor and receive data from their devices.
Cyber-attacks or other breaches of network or IT systems security may cause disruptions to our operations including the ability to provide connectivity, device management and other cloud-based services to our customers. Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or our customers' data, or by third parties seeking to exploit our technology and devices to conduct denial of service attacks. The prevalence and sophistication of these types of threats are increasing and our frequently evolving security measures may not be sufficient to prevent the damage that such threats can inflict on our assets and information. The theft, unauthorized use or publication of our intellectual property and/or confidential business information could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives and/or otherwise adversely affect our business. Our security measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of our vendors, suppliers, their products or otherwise. To the extent that any security breach results in inappropriate disclosure of our customers' confidential information or disruption of service to our customers, we may incur liability, be subject to legal action and suffer damage to our reputation. Our insurance may not be adequate to fully reimburse us for these costs and losses.

The transmission, use and disclosure of user data and personal information could give rise to liabilities or additional costs as a result of laws, governmental regulations and mobile network operator and other customer requirements or differing views of personal privacy rights.
Our products and services are used to transmit a large volume of data and potentially including personal information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world that is intended to protect the privacy and security of personal information, as well as the collection, storage, transmission, use and disclosure of such information.
The interpretation of privacy and data protection laws in a number of jurisdictions is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from country to country. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. In addition, because our products and services are sold and used worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, even where we have no local entity, employees, or infrastructure.
We could be adversely affected if legislation or regulations are expanded to require changes in our products, services or business practices, if governmental authorities in the jurisdictions in which we do business interpret or implement their legislation or regulations in ways that negatively affect our business or if end users allege that their personal information was misappropriated because of a defect or vulnerability in our products or services. If we are required to allocate significant resources to modify our products, services or our existing security procedures for the personal information that our products and services transmit, our business, results of operations and financial condition may be adversely affected. The European Union General Data Protection Regulation ("GDPR"), which is designed to harmonize data privacy laws across Europe, became effective on May 25, 2018. We have made and continue to make improvements to our systems and processes to ensure that we are compliant with the GDPR. In addition, in the United States, the California Consumer Privacy Act ("CCPA") recently became effective on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined) and provide such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Like the GDPR and other evolving privacy and data protection laws worldwide, the CCPA may result in increased costs and may impact our ability to sell our products and services. A determination that we have violated any of these privacy or data protection laws could result in significant damage awards, fines and other penalties that could, individually or in the aggregate, materially harm our business and reputation.

Acquisitions and divestitures of businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

The growth of our company through the successful acquisition and integration of complementary businesses is an important component of our business strategy. We continue to evaluate opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business. For example, on January 7, 2020, we acquired M2M Group and expanded our IoT solutions business in the Asia-Pacific region. Any acquisitions, investments or business combinations by us may be accompanied by risks commonly encountered including, but not limited to, the following:

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exposure to unknown liabilities or risks of acquired companies, including unknown litigation related to acts or omissions of an acquired company and/or its directors and officers prior to the acquisition, deficiencies in disclosure controls and procedures of the acquired company and deficiencies in internal controls over financial reporting of the acquired company;

•	higher than anticipated acquisition and integration costs and expenses;

•	the difficulty and expense of integrating the operations and personnel of the acquired companies;

•	use of cash to support the operations of an acquired business;

•	increased foreign exchange translation risk depending on the currency denomination of the revenue and expenses of the acquired business;

•	disruption of, and demands on, our ongoing business as a result of integration activities including diversion of management's time and attention from the ongoing business;

•	failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•	the inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting and other procedures and policies in a timely manner;

•	the potential loss of key employees and customers;

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decrease in our share price if the market perceives that an acquisition does not fit our strategy, the price paid is excessive in light of other similar transactions or that the terms of the acquisition are not favorable to our earnings growth;

•	failure to anticipate or adequately address regulatory requirements that may need to be satisfied as part of a business acquisition or disposition;

•	litigation and settlement costs if shareholders bring lawsuits triggered by acquisition or divestiture activities;

•	decrease in our share price, if, as a result of our acquisition strategy or growth, we decide to raise additional capital through an offering of securities; and

•	dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances and cultural differences may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

As business circumstances dictate, we may also decide to divest assets, technologies or businesses. In a divestiture, we may not be successful in identifying or managing the risks commonly encountered, including: higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; claims or litigation from the counterparties; adverse effects on existing business relationships with suppliers and customers and employee issues. These risks or any other problems encountered in connection with a divestiture of assets, technologies or businesses, if realized, could reduce shareholder value.

In addition, we may be unsuccessful at bringing to conclusion proposed transactions. Negotiations and closing activities, including regulatory review, of transactions are complex functions subject to numerous unforeseen events that may impede the speed at which a transaction is closed or even prevent a transaction from closing. Failure to conclude transactions in an efficient manner may prevent us from advancing other opportunities or introduce unanticipated transition costs.

We may be found to infringe on the intellectual property rights of others.
The industry has many participants that own, or claim to own, proprietary intellectual property. We license technology, intellectual property and software from third parties for use in our products and may be required to license additional technology, intellectual property and software in the future. In some cases, these licenses provide us with certain pass-through rights for the use of other third-party intellectual property, which pass-through rights may be unilaterally adjusted, limited or removed under the terms of such licenses. Some licensors have instituted policies limiting the products they will cover under their licenses to end products only, which limits our ability to obtain new licenses from such licensors, where required, for our wireless embedded module products. There is no assurance that we will be able to maintain our third-party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products.

In the past we have received, and in the future, we are likely to continue to receive, assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights. We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties. Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified. This potential liability, if realized, could materially adversely affect our operating results and financial condition.

Activity in the wireless communications area by third parties, particularly those with tenuous claims, is prevalent. In the past, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services. These entities aggressively pursue patent litigation, resulting in increased litigation costs for us. Infringement of intellectual property can be difficult to verify and litigation may be necessary to establish if we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may choose to pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•	we may be found to be liable for potentially substantial damages, liabilities and litigation costs, including attorneys' fees;

•	we may be prohibited from further use of intellectual property because of an injunction and may be required to cease selling our products that are subject to the claim;

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we may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms; in addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

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we may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales; in addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•	management attention and resources may be diverted;

•	our relationships with customers may be adversely affected; and

•	we may be required to indemnify our customers for certain costs and damages they incur in respect of such a claim.

In addition to potentially being found to be liable for substantial damages in the event of an unfavorable outcome in respect of such a claim and if we are unable to either obtain a license from the third party on commercially reasonable terms or develop a non-infringing alternative, we may have to cease the sale of certain products and restructure our business and, as a result, our operating results and financial condition may be materially adversely affected.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position. Our strategies to deter misappropriation could be inadequate due to the following risks:

•	non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•	undetected misappropriation of our intellectual property;

•	the substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•	development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and management resources could be diverted to defend our rights, which could disrupt our operations.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand, the delivery of our products to our customers may be interrupted.

From time to time, certain components used in our products have been, and may continue to be, in short supply. Such shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business. In addition, our products are comprised of components, some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component. Our single source suppliers may experience damage or interruption in their operations due to unforeseen events, be impacted by natural catastrophes or public health epidemics illnesses, including coronavirus, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition. If there is a shortage of any such components and we cannot obtain an appropriate substitute from an alternate supplier of components, we may not be able to deliver sufficient quantities of our products to our customers. If such shortages occur, we may lose business or customers and our operating results and financial condition may be materially adversely affected.

We depend on a limited number of third parties to manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, our revenue and margins could decrease.

We outsource the manufacturing of our products to several contract manufacturers and depend on these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. Third party manufacturers, or other third parties to which such third-party manufacturers in turn outsource our manufacturing requirements, may not be able to satisfy our manufacturing requirements on a timely basis, including by failing to meet scheduled production and delivery deadlines or to meet our product quality requirements or the product quality requirements of our customers. Insufficient supply or an interruption or stoppage of supply from such third-party manufacturers or our inability to obtain additional or substitute manufacturers when and if needed, and on a cost-effective basis, could have a material adverse effect on our business, results of operations and financial condition.

Our reliance on third party manufacturers subjects us to a number of risks, including but not limited to the following:

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potential business interruption due to unexpected events such as natural disasters, public health epidemic illnesses, such as coronavirus, labor unrest, cyber-attacks, technological issues or geopolitical events;

•	the absence of guaranteed or adequate manufacturing capacity;

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potential violations of laws and regulations by our manufacturers that may subject us to additional costs for duties, monetary penalties, seizure and loss of our products or loss of our import privileges, and damage to our reputation;

•	reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•	the inability of our contract manufacturers to secure adequate volumes of components in a timely manner at a reasonable cost; and

•	unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers. In these situations, we consider our customers' good faith, non-binding forecasts of demand for our products. As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and to purchase the required components to complete such build instruction), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers' requirements. If we are unable to successfully manage our inventory levels and respond to our customers' purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.

We have been subject to certain class action lawsuits and may in the future be subject to class action or derivative action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, we may be subject to class actions, derivative actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and will distract us from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our reputation, operating results, liquidity or financial position. Furthermore, we do not know with certainty if any of this type of litigation and resulting expenses will be fully or even partially covered by our insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

We depend on mobile network operators to promote and offer acceptable wireless data services.

Our products and our wireless connectivity services can only be used over wireless data networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by mobile network operators of next generation wireless data networks and appropriate pricing of wireless data services. We also depend on successful strategic relationships with our mobile network operator partners and our operating results and financial condition could be harmed if they increase the price of their services or experience operational issues with their networks. In certain cases, our mobile network operator partners may also offer services that compete with our IoT services business.

Contractual disputes could have a material adverse effect on our business.

Our business is exposed to the risk of contractual disputes with counterparties and as a result we may be involved in complaints, claims and litigation. We cannot predict the outcome of any complaint, claim or litigation. If a dispute cannot be resolved favorably, it may delay or interrupt our operations and may have a material adverse effect on our operating results, liquidity or financial position.

Government regulations could result in increased costs and inability to sell our products and services.

Our products and services are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not receive approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change, or we may not be able to receive regulatory approvals from countries in which we may desire to sell products in the future. If we fail to comply with the applicable regulatory requirements, we may be subject to regulatory and civil liability, additional costs (including fines), reputational harm, and in severe cases, we may be prevented from selling our products in certain jurisdictions.
Environmental regulations or changes in the supply, demand or available sources of energy or other natural resources may affect the availability or cost of goods and services, including natural resources, necessary to manufacture our products and run our business.

We may also incur additional expenses or experience difficulties selling our products associated with complying with the SEC rules and reporting requirements related to conflict minerals. In August 2012, the SEC adopted new disclosure requirements implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 for manufacturers of products containing certain minerals that may originate from the Democratic Republic of Congo and adjoining countries. As a result, since 2013 we have been required to conduct certain country of origin and due diligence procedures to meet the SEC reporting requirements. The impact of the regulations may limit the sourcing and availability, or may increase the costs, of some of the metals used in the manufacture of our products. Also, since our supply chain is complex, we may be unable to sufficiently verify the origins for all metals used in our products through our supplier due diligence procedures. As governments change in any of the markets in which we operate, there could be further uncertainties with respect to certain of our regulatory obligations in the near term, including with respect to fiscal and trade-related matters.

We are subject to risks inherent in foreign operations.
Sales outside North America represented approximately 60% of our revenues in 2019, and approximately 62% and 68% of our revenues in fiscal 2018 and 2017, respectively. We maintain offices in a number of foreign jurisdictions. We have limited experience conducting business in some of the jurisdictions outside North America and we may not be aware of all the factors that may affect our business in foreign jurisdictions. We are subject to a number of risks associated with our international business operations that may increase liabilities, costs, lengthen sales cycles and require significant management attention. These risks include:

•	compliance with the laws of the United States, Canada and other countries that apply to our international operations, including import and export legislation, lawful access and privacy laws;

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compliance with existing and emerging anti-corruption laws, including the Foreign Corrupt Practices Act of the United States, the Corruption of Foreign Public Officials Act of Canada and the UK Bribery Act;

•	increased reliance on third parties to establish and maintain foreign operations;

•	the complexities and expense of administering a business abroad;

•	complications in compliance with, and unexpected changes in, foreign regulatory requirements, including requirements relating to content filtering and requests from law enforcement authorities;

•	trading and investment policies;

•	consumer protection laws that impose additional obligations on us or restrict our ability to provide limited warranty protection;

•	instability in economic or political conditions, including inflation, recession and actual or anticipated military conflicts, social upheaval or political uncertainty;

•	foreign currency fluctuations;

•	foreign exchange controls and cash repatriation restrictions;

•	emerging protectionist trends in certain countries leading to new or higher tariffs and other trade barriers;

•	difficulties in collecting accounts receivable;

•	potential adverse tax consequences, including changes in tax policies in various jurisdictions that may render our tax planning strategy less effective than planned;

•	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;

•	litigation in foreign court systems;

•	cultural and language differences;

•	difficulty in managing a geographically dispersed workforce in compliance with local laws and customs that vary from country to country; and

•	other factors, depending upon the country involved.

There can be no assurance that the policies and procedures implemented by us to address or mitigate these risks will be successful, that our personnel will comply with them, that we will not experience these factors in the future or that they will not have a material adverse effect on our business, results of operations and financial condition.

Increases in tariffs or other trade restrictions may have an adverse impact on our business.
The United States and other countries have currently levied tariffs and taxes on certain goods manufactured in China and other jurisdictions. General trade tensions between the U.S. and China continue to be high. Certain of our components that we source from suppliers in China and import into the U.S. are included in the announced and implemented tariffs. At this point, we do not expect these tariffs to have a material impact on our business or results of operations. However, our business may be impacted by retaliatory trade measures taken by China or other countries in response to existing or future tariffs. If the U.S. were to impose additional tariffs on components that we or our suppliers source from China, our costs of such components would increase and our gross margins may decrease. We may also incur additional operating costs from our efforts to mitigate the impact of tariffs on our customers and our operations.